UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Exhibits

99.1	Consolidated Financial Statements for the years ended December 31, 2008 and 2007, including U.S. GAAP Reconciliation of financial statements as at and for the years ended December 31, 2008 and 2007

99.2	Form 52-109F1R Certification of Refiled Annual Filings – CEO

99.3	Form 52-109F1R Certification of Refiled Annual Filings – CFO

99.4	Unaudited Interim Consolidated Financial Statements—First Quarter—Fiscal 2009, including U.S. GAAP Reconciliation of financial statements as at and for the three months ended March 31, 2009

99.5	Form 52-109F2R Certification of Refiled Interim Filings – CEO

99.6	Form 52-109F2R Certification of Refiled Interim Filings – CFO

99.7	Unaudited Interim Consolidated Financial Statements—Second Quarter—Fiscal 2009, including U.S. GAAP Reconciliation of financial statements as at and for the six months ended June 30, 2009

99.8	Form 52-109F2R Certification of Refiled Interim Filings – CEO

99.9	Form 52-109F2R Certification of Refiled Interim Filings – CFO

99.10	Unaudited Interim Consolidated Financial Statements—Third Quarter—Fiscal 2009, including U.S. GAAP Reconciliation of financial statements as at and for the nine months ended September 30, 2009

99.11	Form 52-109F2R Certification of Refiled Interim Filings – CEO

99.12	Form 52-109F2R Certification of Refiled Interim Filings – CFO

99.13	Refiling Letter to Securities Commissions dated November 25, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: November 27, 2009	By:	/S/ FRÉDÉRIC DESPARS
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary

Exhibit 99.1

Consolidated Financial Statements

For the Years Ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited Labopharm Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management report on internal control over financial reporting on page 37 of its Annual Report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated February 24, 2009 expressed an unqualified opinion thereon.

1

Chartered Accountants

Montréal, Canada

February 24, 2009

[1]	CA auditor permit no. 16652

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited the consolidated balance sheets of Labopharm Inc. (the “Company”) as at December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

As explained in Note 3 to the consolidated financial statements, in 2008, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 “Inventories”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon.

1

Chartered Accountants

Montréal, Canada

February 24, 2009 (except for note 27 which is as at November 20, 2009)

[1]	CA auditor permit no. 16652

Labopharm Inc.

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]

As at December 31,	2008 $	2007 $
ASSETS [note 14]
Current
Cash and cash equivalents [note 2]	8,373	17,173
Marketable securities [note 4]	36.520	54,726
Accounts receivable [note 5]	3,277	1,972
Research and development tax credits receivable	1,274	1,197
Income taxes receivable	474	161
Inventories [note 6]	1,760	2,875
Prepaid expenses and other assets	641	1,460

Total current assets	52,319	79,564

Restricted long-term investments [notes 7 and 16]	141	1,277
Long-term investment [note 8]	3,178	4,329
Property, plant and equipment [note 9]	10,213	10,800
Intangible assets [note 10]	3,855	3,453
Future income tax assets [note 17]	145	116

	69,851	99,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	13,134	8,719
Current portion of deferred revenue [note 12]	4,768	4,325
Current portion of obligations under capital leases [note 13]	271	203
Current portion of long-term debt [note 14]	3,378	—

Total current liabilities	21,551	13,247

Deferred revenue [note 12]	9,094	17,083
Obligations under capital leases [note 13]	5,342	5,613
Long-term debt [note 14]	20,265	13,647

Total liabilities	56,252	49,590

Shareholders’ equity
Capital stock [note 15] Common shares, no par value, unlimited authorized shares, 56,826,063 and 56,817,963 issued as at December 31, 2008 and 2007, respectively	241,967	241,955
Warrants [note 15]	751	541
Contributed surplus [note 15]	14,937	12,527
Deficit	(245,451)	(205,024)
Accumulated other comprehensive income (loss)	1,395	(50)

Total shareholders’ equity	13,599	49,949

	69,851	99,539

Commitments, guarantees and contingencies [notes 16 and 17]

Subsequent event [note 28]

See accompanying notes to consolidated financial statements

On behalf of the Board:

(signed)	(signed)
James R. Howard-Tripp	Rachel R. Selisker

Labopharm Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

[thousands of Canadian dollars, except share and per share amounts]

For the years ended December 31,	2008 $	2007 $	2006 $
REVENUE
Product sales	13,158	11,935	6,863
Licensing	8,856	5,846	9,011
Research and development collaborations	—	1,217	—

	22,014	18,998	15,874

EXPENSES
Cost of goods sold [excluding amortization] [note 6]	5,818	7,216	4,940
Research and development expenses, net [note 18]	23,451	23,583	16,054
Selling, general and administrative expenses [note 16]	26,396	20,335	16,598
Financial expenses [note 19]	3,133	1,931	2,654
Impairment loss on long-term investment [note 8]	1,291	1,474	—
Depreciation and amortization	2,150	1,974	1,744
Interest income	(1,874)	(3,478)	(3,379)
Foreign exchange loss (gain)	2,235	37	(1,008)

	62,600	53,072	37,603

Loss before income taxes	(40,586)	(34,074)	(21,729)
Income tax expense (recovery) [note 17]	(59)	2,501	2,136

Net loss for the year	(40,527)	(36,575)	(23,865)

Net loss per share – basic and diluted	(0,71)	(0,64)	(0,46)

Weighted average number of common shares outstanding	56,822,506	56,801,196	52,402,798

See accompanying notes to consolidated financial statements

Labopharm Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY (DEFICIENCY) AND COMPREHENSIVE LOSS

[thousands of Canadian dollars, except share amount]

	Outstanding common shares		Warrants $	Contributed surplus $	Accumulated other comprehensive Deficit income (loss)		Total $
	#	$			$	$
Balance, December 31, 2005	43,673,863	135,631	—	6,350	(144,584)	—	(2,603)
Net loss for the year	—	—	—	—	(23,865)	—	(23,865)
Share issuance	12,650,000	112,734	—	—	—	—	112,734
Share issuance costs	—	(9,240)	—	—	—	—	(9,240)
Shares issued upon the exercise of stock options	424,100	2,463	—	(533)	—	—	1,930
Stock-based compensation	—	—	—	2,600	—	—	2,600

Balance, December 31, 2006	56,747,963	241,588	—	8,417	(168,449)	—	81,556
Net loss for the year	—	—	—	—	(36,575)	—	(36,575)
Changes in unrealized losses on marketable securities	—	—	—	—	—	(50)	(50)

Comprehensive loss for the year							(36,625)
Issuance of warrants	—	—	541	—	—	—	541
Shares issued upon the exercise of stock options	70,000	367	—	(142)	—	—	225
Stock-based compensation	—	—	—	4,252	—	—	4,252

Balance, December 31, 2007	56,817,963	241,955	541	12,527	(205,024)	(50)	49,949
Net loss for the year	—	—	—	—	(40,527)	—	(40,527)
Changes in unrealized gains on marketable securities	—	—	—	—	—	1,445	1,445

Comprehensive loss for the year							(39,082)
Change in accounting policy [note 3]	—	—	—	—	100	—	100
Issuance of warrants [note 15]	—	—	190	—	—	—	190
Repricing of warrants [note 15]	—	—	20	—	—	—	20
Shares issued upon the exercise of stock options [note 15]	8,100	12	—	(4)	—	—	8
Stock-based compensation	—	—	—	2,414	—	—	2,414

Balance, December 31, 2008	56,826,063	241,967	751	14,937	(245,451)	1,395	13,599

See accompanying notes to consolidated financial statements

Labopharm Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of Canadian dollars]

For the years ended December 31,	2008 $	2007 $	2006 $
OPERATING ACTIVITIES
Net loss for the year	(40,527)	(36,575)	(23,865)
Items not affecting cash:
Depreciation of property, plant and equipment	1,837	1,729	1,514
Amortization of intangible assets	313	245	230
Amortization of deferred financing costs	—	—	208
Amortization of premiums and discounts on marketable securities	53	255	146
Impairment loss on long-term investment [note 8]	1,291	1,474	—
Non-cash financial expenses	423	131	—
Unrealized foreign exchange loss (gain)	2,068	44	(921)
Future income taxes	—	18	(134)
Stock-based compensation	2,414	4,252	2,600

	(32,128)	(28,427)	(20,222)
Net change in non-cash items [note 20]	(1,708)	1,249	(14,872)

	(33,836)	(27,178)	(35,094)

INVESTING ACTIVITIES
Acquisition of marketable securities	(50,243)	(73,066)	(106,276)
Proceeds from disposals of marketable securities	3,234	13,385	5,000
Proceeds from maturities of marketable securities	67,019	85,961	29,994
Acquisition of restricted long-term investment	(45)	—	—
Acquisition of property, plant and equipment	(1,378)	(1,852)	(1,711)
Acquisition of intangible assets	(715)	(493)	(1,366)

	17,872	23,935	(74,359)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(203)	(96)	(83)
Proceeds from issuance of common shares [note 15]	8	225	114,664
Issuance costs of common shares [note 15]	—	—	(9,240)
Repayment of long-term debt [note 14]	—	(6,977)	(3,271)
Proceeds from issuance of long-term debt [note 14]	5,647	14,117	—
Proceeds from issuance of warrants [note 14]	190	541	—
Transaction costs [note 14]	(118)	(25)	—

	5,524	7,785	102,070

Foreign exchange gain (loss) on cash held in foreign currencies	1,640	(1,091)	823

Net increase (decrease) in cash and cash equivalents during the year	(8,800)	3,451	(6,560)
Cash and cash equivalents, beginning of year	17,173	13,722	20,282

Cash and cash equivalents, end of year	8,373	17,173	13,722

Supplemental cash flow information:
Interest paid	2,473	1,762	1,994
Income taxes paid (received)	267	(850)	633

See accompanying notes to consolidated financial statements

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec) is an international specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The most significant accounting policies are summarized below. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 27.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, revenue recognition including reserves for product rebates and the period over which certain deferred revenue is recognized, the measurement of allowance for doubtful accounts, long-term asset valuations including long-term investment, impairment assessments, the measurement of the valuation allowance for future tax assets, tax credits, as well as stock-based compensation. The Company reviews all significant estimates affecting the consolidated financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates and such differences could be material.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. All significant inter-company transactions and balances have been eliminated upon consolidation.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Revenue recognition

The Company recognizes revenue from product sales, research and development collaborations, and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Product sales – Revenue from sales of products is recognized, when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by the Company according to the underlying agreement, based on the Company’s historical experience. Milestone payments received upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonable assured. The Company’s products are indirectly subject to pricing regulations in certain markets.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Milestone payments, excluding payments receivable upon the achievement of a predetermined sales level, are immediately recognized as licensing revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement or the term over which the Company maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which the Company maintains substantive contractual obligations changes following significant events or circumstances.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Research and development collaborations – The Company recognizes revenue from various research agreements as the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period of performance of the related activities. Amounts received in advance of recognition are included in deferred revenue.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents. Due to these factors, cash equivalents have been classified as held for trading.

As at December 31, 2008, cash and cash equivalents include $628 of cash equivalents with an annual effective yield of 0.42% and as at December 31, 2007 cash and cash equivalents included $11,913 of cash equivalents with an annual effective yield of 3.2%.

Marketable securities

Marketable securities are classified as available-for-sale and are recorded at fair value. Unrealized gains or losses are recognized in accumulated other comprehensive income in shareholders’ equity until the marketable security is derecognized and all cumulative gain or loss is then recognized in net loss for the year. The Company monitors its marketable securities for declines in value other than temporary and impairment losses are recognized in net loss. The amortization of acquisition premiums and discounts is recorded as a deduction from or addition to interest earned on those securities, respectively.

Allowance for doubtful accounts

The Company reviews its accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and includes these in its allowance for doubtful accounts. Actual write-offs may however exceed the recorded allowance. The Company did not have an allowance for doubtful accounts as at December 31, 2008 and 2007.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less related investment tax credits for research and development equipment.

Assets acquired under capital leases are recorded at cost, being the initial present value of the minimum lease payments after deduction of executory costs.

Depreciation of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Building and building improvements	Straight-line over the term of the lease	up to 15 years
Laboratory and plant equipment	Diminishing balance	20% to 30%
Computer hardware and software	Diminishing balance	30%
Furniture and office equipment	Straight-line	5 to 10 years
Leasehold improvements	Straight-line over the term of the lease	up to 10 years

Intangible assets

Intangible assets consist of internally generated or acquired patents and trademarks, and intellectual property rights which consist of fees paid to license technology. The patent costs include legal fees to obtain patents and patent application fees. Intellectual property rights include fees paid to third-parties for the use of technologies.

Amortization of intangible assets is calculated over their estimated useful lives, which cannot exceed the life of the underlying patents, using the following methods and rates:

Intellectual property rights	Straight-line	up to 20 years
Patents and trademarks	Straight-line	up to 20 years

Impairment of long-lived assets

Property, plant and equipment and intangible assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the total of the undiscounted cash flows expected from its use and disposal. If such

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

asset is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Financial Instruments – Recognition and Measurement

All financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. All financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheets at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest method.

The effective interest related to the financial assets and liabilities classified as loans and receivables or other financial liabilities and the gain or loss arising from a change in the fair value of a financial asset classified as held for trading are included in net loss for the year in which they arise. If a financial asset is classified as available-for-sale, the gain or loss is recognized in accumulated other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net loss for the year, or if there has been a loss in value of such investment that is other than a temporary decline, the investment is written down and the impairment loss is recognized in net loss for the year.

Issuance costs of capital stock

The Company records share issuance costs as a reduction of capital stock.

Financing costs and transaction fees

Financing costs associated with the issuance of debt are deferred, recorded as a reduction of the carrying value of the related debt, and amortized over the term of the related debt using the effective interest method. Transactions costs, such as legal fees, that are directly attributable to the acquisition or issuance of financial assets or liabilities follow the same accounting treatment as financing costs.

Research and development expenses

Research expenses are charged to income in the year of expenditure. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Government assistance

Grant amounts resulting from government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate at the time the assistance becomes receivable.

Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year in which they occurred.

Stock-based compensation plan

The Company has a stock-based compensation plan and has applied the fair value based method to expense all options awarded to employees and directors since March 1, 2002. The fair value of stock options granted is determined at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. In determining the expense, the Company deducts the number of awards that are expected to be forfeited at the time of grant and the Company revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimates.

Net loss per share

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects if any, of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the volume weighted average trading price of the common shares during the year.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Recent accounting pronouncements

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2009. The application of this new section will have an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization, or internally generated trademarks. As of January 1, 2009, internally generated intangibles which had been previously recognized but would not have met the new requirements for recognition will be derecognized and the comparative consolidated financial statements will be restated accordingly.

3.	CHANGES IN ACCOUNTING POLICIES

The following Handbook Sections, released by the CICA, were adopted by the Company on January 1, 2008:

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 23.

Section 3862, Financial Instruments – Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

3.	CHANGES IN ACCOUNTING POLICIES [Cont’d]

entity is exposed and how the entity manages those risks. Disclosure requirements pertaining to Section 3862 are contained in note 24.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments – Disclosure and Presentation. The adoption of this section had no impact on the Company’s consolidated financial statements.

Section 3031, Inventories, replaces the previous standard for inventories, Section 3030. The application of this new section had an impact on the Company’s measurement of inventories. Under the new section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new section, the Company valued its raw materials at the lower of cost and replacement cost. The transitional provision of the section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this section had no other impact on the Company’s consolidated financial statements.

Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of this section had no impact on the Company’s consolidated financial statements.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

4.	MARKETABLE SECURITIES

Marketable securities are comprised of investment grade instruments with an average weighted yield of 2.93% [2007 – 4.29%], and include the following:

	Amortized cost $	Gross unrealized gains (losses) $	Estimated fair value $
2008
Maturing within one year
Government-backed commercial paper	24,249	1,369	25,618
Government bonds	6,452	63	6,515

	30,701	1,432	32,133

Maturing after one year
Government bond	4,424	(37)	4,387

	4,424	(37)	4,387

	35,125	1,395	36,520

2007
Maturing within one year
Commercial paper	31,083	(5)	31,078
Corporate bonds	16,096	(44)	16,052
Government bonds	7,597	(1)	7,596

	54,776	(50)	54,726

5.	ACCOUNTS RECEIVABLE

	2008 $	2007 $
Trade	2,963	1,165
Sales taxes	280	328
Other	34	479

	3,277	1,972

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

6.	INVENTORIES

	2008 $	2007 $
Raw materials	873	827
Intermediate finished goods	657	1,899
Finished goods	230	149

	1,760	2,875

During the year ended December 31, 2008, inventories in the amount of $5,356 [2007 – $6,489] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $437 [2007 – $1,488], and a reversal of previously recorded write-downs of $150 [2007 – nil] primarily as a result of the reduction of the Company’s reserve for potentially unsalable inventory due to a short shelf life, based on current management revised estimates.

7.	RESTRICTED LONG-TERM INVESTMENTS

The restricted long-term investments are comprised of two deposits [2007 – two deposits] maturing in 2009 and 2011 with an annual weighted average effective yield of 2.56% [2007 – 4.16%]. These two investments collateralize letters of credit issued by financial institutions as security for certain of the Company’s lease obligations [note 16].

8.	LONG-TERM INVESTMENT

At December 31, 2008, the Company held Canadian third-party asset-backed commercial paper (“ABCP”) with a face value of $5,751. At the date the Company acquired this investment in May 2007, it was rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper by DBRS. This investment matured on October 15, 2007 but, as a result of illiquidity in the Canadian ABCP market, it did not settle on maturity. This ABCP has not traded in an active market since mid-August 2007 and, as a result, the Company has considered its ABCP investment as impaired and has since classified it as a long-term investment.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term asset-backed securities maturing no earlier than the scheduled maturity of the underlying assets (“New Notes”). On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed (the “Committee”). The Committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

8.	LONG-TERM INVESTMENT [Cont’d]

On March 20, 2008, the Committee issued an information statement (the “Information Statement”) containing details about the proposed restructuring. The restructuring proposal received investor approval in April 2008, and Court approval in June 2008. However, the proposal was the subject of appeals to the Ontario Court of Appeal and the Supreme Court of Canada. In September 2008, the Supreme Court of Canada denied all the appeals, thus clearing the way for implementation of the restructuring plan.

Since the restructuring process began, the Company has been estimating the fair value of its ABCP using a methodology that estimates the characteristics of the New Notes using a variety of quantitative and qualitative market inputs, using a probability weighted discounted cash flow model. Pursuant to the Montreal Proposal, the Company will receive $5,683 (face value) of the New Notes of various classes (class A-1, A-2, B, and C) issued by a trust called Master Asset Vehicle II. The New Notes will be supported by a pool of leveraged super senior credit default swaps, unlevered collateralized debt obligations as well as traditional assets and cash. The leveraged assets supporting these notes have access to a credit facility that can be drawn upon in the event that a margin call is triggered and more collateral must be posted. Additionally, these particular assets are subject to an 18-month moratorium on margin calls, which will insulate them from market volatility for that period. This moratorium will expire in mid-2010.

Under the proposed restructuring, the Company will receive class A-1, class A-2, class B and class C notes with face values of $1,748, $3,187, $578, and $170, respectively, and having maturities of approximately eight years. It is expected that the class A-1 and A-2 notes, will pay, on a quarterly basis, floating rate interest equivalent to Bankers’ Acceptance rate less 0.5%. The class B and C notes are expected to accrue interest that will be paid on maturity only after the class A-1 and A-2 notes are fully repaid.

The recalibration of the valuation model as at December 31, 2008 based on current available information resulted in an estimated fair value of the Company’s ABCP of $3,178. For the year ended December 31, 2008, the Company recorded an impairment charge of $1,291 an impact of $0.02 on the basic and diluted net loss per share [2007 – $1,474, an impact of $0.03 on the basic and diluted net loss per share] as a reduction in fair value since the loss is considered to be other than temporary. Of this amount, $691 [2007 – nil] was recorded in the first quarter, $400 [2007 – $874] was recorded in the third quarter, and $200 [2007 – $600] was recorded in the fourth quarter of the year ended December 31, 2008.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

8.	LONG-TERM INVESTMENT [Cont’d]

This estimated fair value of the ABCP, which represents approximately 56% [2007 – 76%] of the face value of the New Notes as at December 31, 2008, is detailed as follows:

	2008 $	2007 $
Investment cost	5,640	5,640
Accrued interest	303	163
Cumulative impairment charge	(2,765)	(1,474)

Estimated fair value	3,178	4,329

The most significant variable in the valuation of the Company’s ABCP is the discount rate or the yield that prospective investors will require. A weighted average discount rate of 10.6% [2007 – 6.5%] was used in the Company’s fair-value estimate of its ABCP. An increase in the estimated discount rates of 1% would reduce the estimated fair value of the Company’s investment in ABCP by approximately $196. Accordingly, the Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its ABCP ranging from $2,888 to $3,475. Since the fair value of the resulting securities is determined using a discounted cash flow approach, and is based on the Company’s assessment of market conditions as at December 31, 2008, the fair values reported may change materially in subsequent reporting periods.

In July 2008, the Company entered into an agreement with the parent company of the broker through which the Company had purchased its ABCP. Under this agreement, the Company will be able to borrow an amount up to 45% of the face value of the New Notes for a three-year period. At the end of the three-year period, the value of the New Notes will be guaranteed by the said parent company to be at least 45% of their face value, such that the Company’s potential loss will be limited, should market conditions substantially change unfavourably. This agreement is conditional upon approval by the Company’s long-term debt holder.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

9.	PROPERTY, PLANT AND EQUIPMENT

	Cost $	Accumulated depreciation $	Net carrying value $
2008
Building and building improvements	8,596	3,102	5,494
Laboratory and plant equipment	6,819	4,104	2,715
Computer hardware and software	3,255	2,212	1,043
Furniture and office equipment	1,653	785	868
Leasehold improvements	159	66	93

	20,482	10,269	10,213

2007
Building and building improvements	8,428	2,519	5,909
Laboratory and plant equipment	6,192	3,453	2,739
Computer hardware and software	3,111	1,806	1,305
Furniture and office equipment	1,434	656	778
Leasehold improvements	117	48	69

	19,282	8,482	10,800

The right to use the building and the building improvements reverts to its owners in 2018 unless the Company renews or extends the lease. The consolidated statements of cash flows for the year ended December 31, 2008, include acquisitions of property plant and equipment for $128 purchased in 2007. The Company also wrote-off $50 of property plant and equipment that were fully depreciated and were no longer used by the Company.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

9.	PROPERTY, PLANT AND EQUIPMENT [Cont’d]

Property, plant and equipment include the following assets under capital leases:

	Cost $	Accumulated depreciation $	Net carrying value $
2008
Building	5,970	2,255	3,715
Office equipment	94	33	61

	6,064	2,288	3,776

2007
Building	5,970	1,857	4,113
Office equipment	260	158	102

	6,230	2,015	4,215

Depreciation expense of assets under capital leases of $417 [2007 – $447 and 2006 – $468] is included in depreciation of property, plant and equipment. During 2008, no property, plant and equipment were acquired through capital leases [2007 – $96 and 2006 – nil].

10.	INTANGIBLE ASSETS

	Cost $	Accumulated amortization $	Net carrying value $
2008
Intellectual property rights	929	369	560
Patents and trademarks	4,703	1,408	3,295

	5,632	1,777	3,855

2007
Intellectual property rights	679	327	352
Patents and trademarks	4,238	1,137	3,101

	4,917	1,464	3,453

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008 $	2007 $

Trade payables and accruals	4,317	4,181
Patent defense litigation costs [note 16 [c]].	4,834	—
Accrued payroll and related expenses	2,816	3,453
Other	1,167	1,085

	13,134	8,719

12.	DEFERRED REVENUE

In July 2008, the Company reached an agreement with Recordati Ireland Ltd. (“Recordati”) to reacquire the sales and marketing rights to its once-daily tramadol product for the United Kingdom. Under this agreement, the Company received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a previously recognized milestone payment, and repurchased finished goods inventory for a cash consideration of $269. Prior to the conclusion of this agreement, the Company was recognizing as licensing revenue $102 per quarter [$408 per year] on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement, the Company has no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue in the year ended December 31, 2008, together with the unrecognized portion of the $1,118 payment.

In 2005, the Company received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma Products L.P. [“Purdue Pharma”], which was being recognized as revenue on a straight-line basis until July 2011, which was the estimated term over which the Company had substantive contractual obligations. During the third quarter of 2008, the Company changed the estimated period over which the remaining balance of deferred revenue will be recognized to income, based on regulatory developments which shortened the estimated period over which the Company will have substantive contractual obligations towards Purdue Pharma, currently estimated to be until November 2010. This period may be shortened or extended further if future events modify the expected term over which the Company maintains substantive contractual obligations to Purdue Pharma. Prior to July 1, 2008, the Company was recognizing $679 per quarter [$2,716 per year, an impact of $0.05 on the basic and diluted net loss per share] as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $867 [$3,468 per year, an impact of $0.06 on the basic and diluted net loss per share].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

13.	OBLIGATIONS UNDER CAPITAL LEASES

	2008 $	2007 $

Building, repayable in monthly instalments of $83 until May 2013 and $96 from June 2013 to April 2018, including interest calculated at 14.6%	10,121	11,065
Various leases for office equipment, repayable in monthly instalments totalling $2, including interest ranging from 7.3% to 7.8%, with maturity from February to March 2012	72	116

	10,193	11,181
Interest included in instalments	4,580	5,365

	5,613	5,816
Less: current portion	271	203

	5,342	5,613

Future minimum annual lease payments under capital leases for the next five years and thereafter are as follows:

$
2009	1,023
2010	1,023
2011	1,022
2012	1,004
2013	1,094
Thereafter	5,027

10,193

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

14.	LONG-TERM DEBT

	2008 $	2007 $

Term loan Tranche A of US$15,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $702 [US$574] including principal and interest	18,342	14,730
Term loan Tranche B of US$5,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $234 [US$191] including principal and interest	6,114	—
Adjustment for the debt discount, transaction costs and pro-rata allocated fair value of the warrants	(813)	(1,083)

	23,643	13,647
Less: current portion	3,378	—

	20,265	13,647

In December 2007, the Company signed an amendment to a US$10,000 term loan agreement initially entered into in June 2005, for an additional US$25,000 amount maturing on December 1, 2011. Under the terms of the amended agreement, the Company received in December 2007, $15,021 [US$15,000] (“Tranche A”), with the remaining US$10,000 available beginning May 15, 2008 through November 15, 2008. The remaining balance of the original term loan entered into in 2005 was repaid using the proceeds of Tranche A and as a result, the Company recorded a loss on debt extinguishment of $43, which was recorded in financial expenses in 2007. In October 2008, the term loan agreement was further amended and the Company borrowed an additional $5,837 [US$5,000] (“Tranche B”), with the remaining US$5,000 available beginning April 30, 2009 through June 30, 2009 (“Second Tranche B”).

As part of the amended agreement, in December 2007 the Company issued 1,460,152 warrants to purchase one common share per warrant, of which 876,091 were fully vested upon issuance. In October 2008, an additional 292,031 warrants vested upon the drawdown by the Company of Tranche B [note 15]. Proceeds from the issuance of tranche A of the term loan of $14,658 [$15,021 net of a debt discount of $363] were allocated to the long-term debt in the amount of $14,117 and to the 876,091 warrants in the amount of $541. Proceeds from the issuance of Tranche B of the term loan of $5,837 were allocated to the long-term debt in the amount of $5,647 and to the 292,031 warrants in the amount of $190. The allocations of the proceeds were based on the relative fair values of the long-term debt and of the vested warrants at time of the drawdowns.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

14.	LONG-TERM DEBT [Cont’d]

The term loan is collateralized by all of the Company’s assets except for its intellectual property. If drawn, Second Tranche B will bear interest at the higher of 10.95% per annum or the Wall Street Journal Prime rate plus 3.2% and will be fixed if and when Second Tranche B is drawn.

For the year ended December 31, 2007, the debt discount and the transaction costs related to the amendment of the term loan agreement amounted to $554 and no such costs were incurred in 2008. These costs and the value allocated to the vested warrants were recorded as a reduction of the carrying value of long-term debt and are amortized over the remaining term of the loan using the effective interest method. As a result of the debt discount, transaction costs and the value assigned to the vested warrants, the effective interest rate of the Tranche A term loan is approximately 14.5% and the effective interest rate of the Tranche B term loan is approximately 13.6%.

Principal repayments of the long-term debt for the next three years are as follows:

$

2009	4,352
2010	9,467
2011	10,637

24,456

15.	SHAREHOLDERS’ EQUITY

Authorized

Unlimited number of common shares, voting, without par value

Unlimited number of preferred shares, non-participating, non-voting, without par value

Capital stock transactions

During the year ended December 31, 2008, 8,100 [2007 – 70,000 and 2006 – 424,100] stock options were exercised for a total cash consideration of $8 [2007 – $225 and 2006 – $1,930]. In addition, capital stock was increased by $4 [2007 – $142 and 2006 – $533] and contributed surplus was reduced by the same amount.

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12,650,000 common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 for an average price per share of $8.91, which considers currency conversion at the closing date. The share issuance costs related to this offering including the underwriters’ discounts and commissions were $9,240.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

15.	SHAREHOLDERS’ EQUITY [Cont’d]

Warrants

On December 21, 2007, as part of the amended term loan agreement described in note 14, the Company issued 1,460,152 warrants to purchase one common share per warrant, having an exercise price of $1.00 each, with 60% of the warrants being fully vested upon execution of the amended term loan agreement and the balance becoming vested only upon a further drawdown. Under certain conditions, the warrants are subject to re-pricing and as a result of the drawdown of Tranche B, the exercise price of the warrants was reduced to $0.89. As a result of the re-pricing, the value of the 876,091 warrants vested in 2007 was increased by $20 and the carrying value of Tranche B reduced by the same amount.

In October 2008, the warrant agreement was amended and an additional 292,031 warrants vested upon the drawdown by the Company of Tranche B. The remaining 292,030 warrants vest only if there is a draw on the Second Tranche B available under the term loan agreement. The unvested warrants are subject to re-pricing if, when the Company draws on second Tranche B, the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five days preceding such draw, is less than $0.89. This re-pricing is subject to the TSX approval.

Proceeds from the term loan agreement were allocated to the long-term debt and the vested warrants based on their relative fair value. The proceeds allocated to the 876,091 warrants related to Tranche A vested in 2007 were $541 and the proceeds allocated to the 292,031 warrants related to Tranche B vested in October 2008 were $190, as set out in note 14.

The Company estimated the fair value of the warrants measured in the years ended December 31 and the incremental fair value related to the 2008 re-pricing using the Black-Scholes option pricing model and resulting in the following weighted average assumptions at the issuance or re-pricing date:

For the years ended December 31,	2008	2007

Expected volatility	78%	72%
Expected life	4.2 years	5.0 years
Risk-free interest rate	2.96%	3.88%
Dividend yield	n/a	n/a

As at December 31, 2008, 1,460,152 warrants were outstanding [2007 – 1,460,152], of which 1,168,122 were exercisable [2007 – 876,091].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

15.	SHAREHOLDERS’ EQUITY [Cont’d]

Stock option plan

The Company established a stock option plan for directors, executive officers, employees and consultants of the Company. The maximum number of common shares that are issuable under the plan shall not exceed 9.9% of the Company’s total issued and outstanding shares at any time.

During the year ended December 31, 2008, the Company undertook in favour of an institutional shareholder to limit the number of options granted annually under the stock option plan. The foregoing undertaking shall expire at the earliest of the institutional shareholder owning less than 3% of the Company’s outstanding shares, and the stock option plan being amended and such amendment(s) being approved and ratified by the shareholders at a duly called meeting.

As at December 31, 2008, 5,625,780 [2007 – 5,624,978] securities are issuable under the plan, and 1,544,035 [2007 – 1,954,228] options are available for grant, subject to the undertaking described above.

The maximum number of common shares that may be optioned in favour of any individual will not exceed 5% of the number of outstanding common shares. Under the stock option plan, the price at which the common shares may be purchased will not be lower than the closing price of the common shares on the Toronto Stock Exchange on the grant date. Any options issued are non-transferable.

All of the options that may be granted under the plan are exercisable according to a schedule up to a maximum period of ten years following the grant date thereof. The outstanding options as at December 31, 2008 may be exercised no later than December 2015. Options granted generally vest over a two- or three-year period except for stock options granted to members of the Board of Directors, which vest immediately.

The stock option plan was amended in 2008 to include a retirement clause that applies to certain officers of the Company. Provided that some conditions are met with respect to age and period of employment with the Company, the stock options of these officers shall, upon their retirement, continue to vest under their original terms and shall retain their original expiry dates. Following this change in the stock option plan, the Company recognized in 2008 all the remaining compensation costs for unvested options granted to officers who have met these conditions, which resulted in an additional selling, general and administrative expense of $155. Compensation costs for options granted to officers who would meet these conditions during the regular vesting period are recognized over the period from the grant date to the date the officer will meet these conditions.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

15.	SHAREHOLDERS’ EQUITY [Cont’d]

The changes in the number of stock options granted by the Company and their weighted average exercise prices are as follows:

	2008 #		$2007 #		$2006 #	$
Balance, beginning of year	3,670,750	5.89	3,556,425	6.03	3,560,875	5.59
Granted	1,424,995	2.19	1,399,550	5.50	570,400	7.85
Exercised	(8,100)	0.96	(70,000)	3.22	(424,100)	4.55
Expired	(833,200)	6.43	(1,133,425)	5.96	(141,250)	6.88
Forfeited	(172,700)	4.31	(81,800)	6.24	(9,500)	7.35

Balance, end of year	4,081,745	4.57	3,670,750	5.89	3,556,425	6.03

Options exercisable at end of year	2,957,644	5.06	2,724,150	6.00	3,008,525	6.03

Additional information concerning stock options as at December 31, 2008 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices $	Number of options #	Weighted- average remaining contractual life [in years]	Weighted- average exercise price $	Number of options #	Weighted- average exercise price $
0.70 to 1.39	560,095	6.00	1.08	322,194	1.06
1.90 to 4.10	1,665,750	4.43	2.80	1,042,450	2.96
6.61 to 6.98	1,360,900	3.85	6.84	1,105,200	6.81
7.29 to 9.72	495,000	3.36	8.20	487,800	8.21

	4,081,745			2,957,644

A compensation expense of $2,414, net of the estimation of forfeitures, has been recognized during the year ended December 31, 2008 [2007 – $4,252 and 2006 – $2,600] for stock options granted to employees and directors.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

15.	SHAREHOLDERS’ EQUITY [Cont’d]

As at December 31, 2008, total unrecognized compensation expense related to unvested stock options was $337, and is expected to be allocated to research and development and selling, general and administrative expenses on a weighted-average period of 11.7 months.

Additional information concerning stock options for the years ended December 31, is as follows:

	2008 $	2007 $	2006 $
Intrinsic value of options outstanding	721	19	5,532
Intrinsic value of options exercisable	439	6	4,961
Estimated fair value at grant date of options becoming exercisable during the year	3,226	3,143	2,313

The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes option pricing model and resulting in the following weighted average assumptions:

For the years ended December 31,	2008	2007	2006
Expected volatility	76%	66%	65%
Expected life	5.0 years	5.0 years	3.8 years
Risk-free interest rate	3.43%	4.09%	4.04%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical market volatility of its shares.

The weighted average grant date fair value of stock options granted during the year ended December 31, 2008 using the aforementioned assumptions was $1.40 [2007 – $3.09 and 2006 – $4.00].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

16.	COMMITMENTS, GUARANTEES AND CONTINGENCIES

[a]	Commitments

The Company occupies certain facilities under operating lease arrangements and leases certain equipment. Estimated future minimum annual payments under these operating leases for the years ending December 31 are as follows:

$
2009	190
2010	191
2011	102
2012	73
2013	18

574

Rental expenses for facilities and equipment under operating leases totalled $158 in 2008 [2007 – $101 and 2006 – $120].

Letters of credit amounting to $141 were issued to the lessors of the Company’s facilities as collateral for the Company’s performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $141 which have been classified as restricted long-term investments.

The Company has entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of its products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be maintained and the agreement not be terminated prior its term, the Company estimates that the minimum remaining commitment related to this agreement could reach up to approximately $14,719 for the purchase of bulk tablets until 2011. Purchases applied against the minimum commitments amounted to approximately $820 for the year ended December 31, 2008 [2007 – $2,528 and 2006 – $1,998].

[b]	Guarantees

The Company periodically enters into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

16.	COMMITMENTS, GUARANTEES AND CONTINGENCIES [Cont’d]

any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[c]	Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company considers that no amounts are owing as at December 31, 2008 and no amounts have been recognized to date.

In relation with the enforcement of certain U.S. patents held by Purdue Pharma which are related to the Company’s once-daily tramadol product, the Company and Purdue Pharma initiated discussions with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. As a good faith gesture, on July 30, 2008, the Company deposited with Purdue Pharma an amount of $924 which was recorded in selling, general and administrative expenses in the quarter ended June 30, 2008. Considering that its once-daily tramadol product was approved in the U.S. on December 30, 2008, the Company has agreed to pay an additional amount of $4,834 for its share of legal costs incurred up to December 31, 2008 and has accordingly accrued for such amount and recorded a corresponding selling, general and administrative expense. The Company has also agreed to pay its share of future costs with respect to the enforcement of this intellectual property.

17.	INCOME TAX EXPENSE (RECOVERY)

The components of income tax expense (recovery) are as follows:

For the years ended December 31,	2008 $	2007 $	2006 $

Income tax expense (recovery)
Current	(59)	2,519	2,270
Future	—	(18)	(134)

	(59)	2,501	2,136

Income tax expense (recovery) on loss from operations as presented differs from the amount calculated by applying the statutory income tax rate to loss before income taxes.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

17.	INCOME TAX EXPENSE (RECOVERY) [Cont’d]

The reasons for this difference and the effect on income tax expense are as follows:

	2008		2007		2006
	$	%	$	%	$	%
Income (loss) before income taxes:
Canadian operations	(204)		860		3,283
Foreign operations	(40,382)		(34,934)		(25,012)

	(40,586)		(34,074)		(21,729)

Income tax recovery at the Canadian statutory tax rate	12,541	30.9	10,911	32.0	6,953	32.0
Change in income taxes arising from the following:
Effect of foreign operations and foreign tax rates	(8,297)	(20.5)	(7,116)	(20.9)	(4,630)	(21.3)
Non-deductible items	(144)	(0.4)	(528)	(1.5)	(71)	(0.3)
Unrecognized tax benefits of losses carried forward and other differences	(3,905)	(9.6)	(3,415)	(10.0)	(3,418)	(15.7)
Impact of changes in tax rates	(87)	(0.2)	(2,191)	(6.4)	(686)	(3.2)
Other	(49)	(0.1)	(162)	(0.5)	(284)	(1.3)

Income tax recovery (expense)	59	0.1	(2,501)	(7.3)	(2,136)	(9.8)

The Company did not deduct certain discretionary research and development expenses which have an unlimited carryforward period, and recorded a Canadian federal tax expense and liability of nil in 2008, $2,667 in 2007 and $2,084 in 2006 in order to utilize a corresponding amount of these non-refundable federal tax credits related to research and development expenditures not previously recognized in the consolidated financial statements and which would eventually expire. The corresponding amount was recognized as government assistance and a reduction of research and development expenses [note 18] offsets the federal income tax payable for 2007 and 2006.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

17.	INCOME TAX EXPENSE (RECOVERY) [Cont’d]

The tax effect of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

	2008 $	2007 $
Future income tax liabilities
Investment tax credits	—	(798)
Carrying values of capital assets in excess of tax basis	(282)	(121)

Total future income tax liabilities	(282)	(919)

Future income tax assets
Tax basis of capital assets in excess of carrying values	2,252	1,999
Net operating losses carried forward of foreign entities	24,346	17,048
Research and development expenditures	9,113	10,333
Share issue costs, financial expenses and other	1,477	2,486
Impairment loss on long-term investment	372	228

Total future income tax assets	37,560	32,094
Valuation allowance	(37,133)	(31,059)

Future tax assets	427	1,035

Net future income tax assets	145	116

During the year ended December 31, 2008, the valuation allowance increased by $6,074 [2007 – $2,675].

The Company has accumulated loss carryforwards in foreign jurisdictions which are available to reduce future years taxable income, the benefits of which have not been recognized in these consolidated financial statements. These loss carryforwards expire as follows:

Barbados $
2012	3,396
2013	5,045
2014	3,994
2016	5,002
2017	8,897

26,334

In addition, the Company has $188,492 of loss carryforwards in Ireland that are available to reduce taxable income in future years and have an unlimited carryforward period, the benefits of which have not been reflected in these consolidated financial statements.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

17.	INCOME TAX EXPENSE (RECOVERY) [Cont’d]

The Company has approximately $41,879 of research and development expenditures for Canadian federal tax purposes and $23,793 for Quebec tax purposes that are available to reduce taxable income in future years and have an unlimited carryforward period. The tax benefit of nil for 2008, $2,584 for 2007 and $2,019 for 2006, of these expenditures has been recognized for federal and Quebec tax purposes. Research and development expenditures are subject to audit by the taxation authorities and accordingly, these amounts may vary.

The Company also has accumulated share issue costs which have not been deducted for income tax purposes amounting to approximately $3,696. The benefits of these expenses have not been recorded in the consolidated financial statements.

Canada Revenue Agency audit

The Company is being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to its foreign subsidiaries, of an undivided interest in certain of its intellectual property rights, and with respect to its international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised the Company of its intent to issue a proposal for the reassessment of the Company on the basis of a proposed recharacterization of the Company’s operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carryforwards in Ireland and Barbados. Since the tax benefit of these loss carryforwards is currently offset by the valuation allowance, there should be no impact on the current consolidated balance sheets or statements of operations except as noted hereafter with respect to federal investment tax credit claims. No income taxes should currently be payable. In addition, when the Company becomes profitable and has used up all its loss carryforwards, the Company’s effective tax rates would be higher since a greater portion of its revenue would be deemed taxable in Canada.

The Company would also be required to adjust its claims for federal non-refundable investment tax credits recognized in the amounts of $2,667 and $2,084 for the years ended December 31, 2007 and 2006, respectively, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense in each year.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

17.	INCOME TAX EXPENSE (RECOVERY) [Cont’d]

Once the proposal is received, the Company will evaluate its options to defend against the proposed reassessment. In 2006, the Company took a reserve with respect to valuation issues in relation to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 and a corresponding reduction in the valuation allowance.

18.	GOVERNMENT ASSISTANCE

The Company incurred research and development expenditures which are eligible for investment tax credits. The investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. These amounts have been recorded as a reduction of research and development expenditures for the years ended December 31 as follows:

	2008 $	2007 $	2006 $
Research and development tax credits
Non-refundable	—	2,667	2,084
Refundable	1,888	1,318	994

	1,888	3,985	3,078

The Company has non-refundable investment tax credits available amounting to $6,769 related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years and expire as follows:

$
2015	1,147
2026	1,769
2027	1,899
2028	1,954

6,769

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

19.	FINANCIAL EXPENSES

	2008 $	2007 $	2006 $
Interest on long-term debt	2,348	1,089	1,643
Interest on capital lease obligations	785	799	803
Loss on extinguishment of long-term debt	—	43	—
Amortization of deferred financing costs	—	—	208

	3,133	1,931	2,654

20.	NET CHANGE IN NON-CASH ITEMS

	2008 $	2007 $	2006 $
Marketable securities	644	(69)	(1,217)
Accounts receivable	(1,031)	574	(2,118)
Research and development tax credits receivable	(77)	672	(994)
Income taxes receivable	(313)	769	(513)
Inventories	1,215	2,412	(3,099)
Prepaid expenses and other assets	819	(76)	(932)
Accounts payable and accrued liabilities	4,581	68	(607)
Deferred revenue	(7,546)	(3,101)	(5,392)

	(1,708)	1,249	(14,872)

21.	EMPLOYEE BENEFIT PLANS

The Company has two defined contribution pension plans, a voluntary contributory Canadian plan effective July 1, 2005 and a voluntary contributory European plan effective December 2003. The Company funded and charged to expenses contributions of $269, $243 and $171 in 2008, 2007 and 2006, respectively.

22.	ECONOMIC DEPENDENCE

The Company is dependent on key raw material suppliers and key contract manufacturers. The loss of any of these suppliers could have a material adverse effect on the Company’s financial position and results of operations.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

23.	MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt or equity, or by entering into distribution and license agreements.

The Company includes shareholders’ equity (excluding accumulated other comprehensive income (loss)), long-term debt and deferred revenue in the definition of capital, which, as at December 31, 2008 and 2007, is as follows:

	2008 $	2007 $
Shareholders’ equity (excluding accumulated other comprehensive income (loss))	12,204	49,999
Total deferred revenue	13,862	21,408
Total long-term debt	23,643	13,647

	49,709	85,054

The Company is subject to certain non-financial covenants related to its long-term debt and has complied with these covenants as at December 31, 2008.

Considering the recent financial market conditions and the increasing difficulties for companies to obtain financing, the Company is reviewing its overall capital management strategy. In order to ensure that the Company has enough cash and cash equivalents to finance its operations and capital needs for approximately 15 to 18 months, the Company undertook the following measures:

•	On October 16, 2008, the Company drew down $5,837 [US$5,000] as part of its existing term loan agreement [note 14];

•

The Company started scaling down on certain early-stage research and development programs by way of postponement of high cost third-party research and development activities such as clinical trials, as well as implementation of other cost reduction initiatives; and

•	Cash equivalents and marketable securities maturing in the latter part of 2008 were invested in government-backed securities [note 4].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS

Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial Instruments – Recognition and Measurement” section of note 2 to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at December 31, 2008, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	Held for trading $	Available- for-sale $	Loans and receivables $	Other financial liabilities $	Total carrying value $	Fair value $
Financial assets
Cash and cash equivalents	8,373	—	—	—	8,373	8,373
Marketable securities	—	36,520	—	—	36,520	36,520
Accounts receivable (excluding sales tax receivable)	—	—	2,997	—	2,997	2,997
Restricted long-term investments	—	141	—	—	141	141
Long-term investment	—	3,178	—	—	3,178	3,178

	8,373	39,839	2,997	—	51,209	51,209

Financial liabilities
Accounts payable and accrued liabilities [1]	—	—	—	12,699	12,699	12,699
Long-term debt	—	—	—	23,643	23,643	17,458

	—	—	—	36,342	36,342	30,157

[1]	This amount excludes capital tax and certain reserves.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	The fair value of the marketable securities has been determined by reference to published price quotations in active markets (Level 1).

•

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted long-term investments and accounts payable and accrued liabilities approximates their carrying value.

•	The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 8 (Level 3).

•	The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the market place for similar debt.

Management of risks arising from financial instruments

The Company does not use financial derivatives.

Market risks

a)	Foreign exchange risk

The Company operates internationally and a significant portion of the Company’s revenue from licensing and distribution agreements and product sales is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company has a natural hedge for a portion of this risk, in that certain of its expenditures are in U.S. dollars and Euros. Fluctuations in the timing of payments of accounts receivable and payable could cause unanticipated fluctuations in the Company’s consolidated operating results.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

The Company contracted a term loan denominated in U.S. dollars, the outstanding balance of which was US$20,000 as at December 31, 2008. To reduce the impact on the Company’s consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of its term loan, the Company typically maintains some cash and cash equivalents and marketable securities denominated in U.S. dollars. Changes in the fair-value of marketable securities denominated in U.S. dollars including changes due to currency fluctuation are recorded in accumulated other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. dollars denominated term loan in the same period.

The significant balances in foreign currencies as at December 31, are as follows:

	U.S. dollars $	Euros €	Pounds sterling

2008

Cash and cash equivalents	4,461	819	—
Marketable securities	9,683	—	—
Accounts receivable	8	971	155
Restricted long-term investments	39	54	—
Accounts payable and accrued liabilities	(5,091)	(573)	(302)
Long-term debt	(20,073)	—	—

	(10,973)	1,271	(147)

2007

Cash and cash equivalents	13,006	2,471	—
Accounts receivable	—	768	—
Restricted long-term investments	—	53	—
Accounts payable and accrued liabilities	(729)	(689)	—
Long-term debt	(15,000)	—	—

	(2,723)	2,603	—

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

Based on the aforementioned net exposure as at December 31, 2008, and assuming that all other variables remain constant, a 10% rise or fall in the Canadian dollar against the other currencies would have resulted in decreases (increases) in net loss and comprehensive loss as follows:

	Net loss		Comprehensive loss
Canadian dollar:	Appreciates 10% $	Depreciates 10% $	Appreciates 10% $	Depreciates 10% $
Against U.S. dollar	2,526	(2,526)	1,342	(1,342)
Against Euro	(219)	219	(219)	219
Against Pound sterling	26	(26)	26	(26)

b)	Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates and consist of cash and cash equivalents.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s marketable securities and the restricted long-term investments are the only financial assets bearing fixed interest rates and the long-term debt is the only financial liability bearing a fixed interest rate. The risk that the Company will realize a loss as a result of a decline in the fair value of its marketable securities is limited because these investments, although available for sale, are generally held to maturity. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

A portion of cash and cash equivalents bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities bear no interest. Based on the value of variable interest-bearing cash and cash equivalents during the year ended December 31, 2008, an assumed 10% increase in interest rates during such period would have decreased the net loss by $35, with an equal but opposite effect for an assumed 10% decrease in interest rates.

Risks inherent to the long-term investment are disclosed in note 8.

To manage the interest rate risk, the Company’s investments are made to achieve the highest rate of return while complying with the two primary objectives for its investment portfolio: liquidity and capital preservation.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

Credit risk

The Company’s maximum exposure to credit risk of as at December 31, 2008, is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly rated Canadian corporations or government-backed institutions with securities that are traded on active markets and are capable of prompt liquidation. Cash and cash equivalents as at December 31, are held as follows:

	2008 $	2007 $
Two Canadian chartered banks	5,374	1,563
Two European banks	2,333	3,637
One U.S. bank	646	11,934
Other bank	20	39

	8,373	17,173

The Company’s cash and cash equivalents are not subject to any external restrictions. The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

The Company also provides credit to its clients in the normal course of operations. It carries out on a continuing basis, credit evaluations of its customers. Revenue from product sales is primarily from established pharmaceutical companies. As at December 31, 2008, 99% of the Company’s trade receivables are aged as current and 1% of them are aged between one and thirty days past due. As at December 31, 2008, 88% of trade receivables [December 31, 2007 – 59%] are due from five customers [December 31, 2007 – two customers].

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set out under the terms of such commitments. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management of the Company is actively involved in the review and approval of planned expenditures.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

24.	FINANCIAL INSTRUMENTS [Cont’d]

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2008:

	Less than 1 year $	1-2 years $	2-3 years $
Accounts payable and accrued liabilities	12,699	—	—
Long-term debt	6,967	11,227	11,290

	19,666	11,227	11,290

25.	SEGMENT DISCLOSURES

The Company operates in one operating segment – pharmaceutical products. The Company carries on business in Canada, Barbados, the United States, Ireland, and substantially all of the Company’s tangible assets are located in Canada. Licensing and product sales revenue has been derived primarily from the business carried on in Ireland, by the Company’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada. The intangible assets are jointly owned by the Company and its foreign subsidiaries.

The following tables present revenue by the customers’ domicile and property, plant and equipment by location.

	Total revenue
	2008 $	2007 $	2006 $
Europe	14,029	11,774	8,138
United States	3,092	5,498	7,736
Canada	3,582	1,726	—
Others	1,311	—	—

	22,014	18,998	15,874

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

25.	SEGMENT DISCLOSURES [Cont’d]

	Property, plant and equipment
	2008 $	2007 $
Canada	9,526	10,281
Republic of Ireland	500	519
United States	187	—

	10,213	10,800

For the year ended December 31, 2008, five customers [2007 – five customers and 2006 – two customers] generated 27%, 18%, 13%, 13% and 12%, respectively of product sales [2007 – 23%, 19%, 15%, 14% and 10%, respectively and 2006 – 60% and 10%, respectively].

For the year ended December 31, 2008, two customers [2007 – one customer and 2006 – one customer] generated 52% and 35%, respectively of licensing revenue [2007 – 73% and 2006 –86%].

For the year ended December 31, 2007, one customer generated 100% of research and development contract revenue.

26.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, in the normal course of business, the Company paid consulting fees of $331 [2007 – $352 and 2006 – $322] to a company related to a director and Managing Director of a wholly-owned subsidiary, and a former director of the Company (up to May 2008) and recorded this amount in selling, general and administrative expenses. These transactions are measured at the exchange amount.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents accounting policies which the Company would adopt in order to conform to U.S. GAAP as well as certain additional disclosures required under U.S. GAAP:

[a] Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 2. Under U.S. GAAP, the Company has followed the fair value method in accordance with SFAS 123, Accounting for Stock-Based Compensation, as of May 1995 [SFAS 123(R) as of January 1, 2006]. As such, all compensation expense is also recorded as a charge to income and a credit to accumulated paid-in capital. However, the compensation expense under U.S. GAAP considers options and warrants granted prior to the effective date of the Canadian GAAP requirements.

During the year ended February 28, 2001, the Company granted 196,725 compensation options to its agent in connection with the Company’s issuance of common shares. The options had an exercise period of twenty-four months from August 31, 2000, vested immediately and entitled the holder to purchase common shares at an exercise price of $3.40 per share. Under Canadian GAAP, no compensation cost was recorded. Under U.S. GAAP, these options were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $356 was recorded as a share issue cost against share capital, with a corresponding credit to contributed surplus. During the year ended February 28, 2002, 100,000 options were exercised resulting in a transfer of $181 from contributed surplus to share capital, and the remaining 96,725 options expired unexercised in August 2002.

The Company’s policy is to issue new shares upon the exercise of stock options. Awards with graded vesting are considered multiple awards. The intrinsic value of options exercised during the year ended December 31, 2008 amounted to $6 [2007 – $240 and 2006 – $1,856].

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[b]	Warrants

During the year ended February 28, 2000, the Company issued 200,000 warrants to purchase one common share per warrant, to the former supplier of Contramid® in partial settlement for the termination of an agreement. No expense was recorded for the fair value of these warrants under Canadian GAAP. Under U.S. GAAP, these warrants were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $224 was recorded as a charge to operations in fiscal 2000, with a corresponding credit to contributed surplus. In 2002 and 2004, 190,000 warrants were exercised resulting in a total transfer of $213 from contributed surplus to capital stock.

[c]	Patent and intellectual property costs

Under Canadian GAAP, the Company capitalizes certain patent costs and costs of acquiring intellectual property as further described in note 2. Under U.S. GAAP, such costs would be classified as in-process research and development and would be expensed as incurred until such time as the underlying product is approved for commercialization. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an increase to the net loss for amounts capitalized under Canadian GAAP, offset by a decrease to the net loss for amortization expense under Canadian GAAP.

During the year ended December 31, 2008, the Company acquired certain patents or intellectual property rights which relate to a product approved for sale and capitalized the purchase cost of $518 [2007 – $353 and 2006 – $97], which will be amortized over a weighted average period of 9.1 years [2007 – 10.9 years and 2006 – 13.5 years] under U.S. GAAP.

[d]	Research and development expenses

Under U.S. GAAP, research and development costs are expensed as incurred and include salaries and benefits, costs paid to third-party contractors to perform research, develop and manufacture drug material, and a portion of facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. There are no deferred research and development costs under U.S. and Canadian GAAP.

[e]	Investment tax credits

Under U.S. GAAP, non-refundable research and development tax credits of nil [2007– $2,667 and 2006– $2,084] were recorded as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[f]	Inventories

In 2008, under Canadian GAAP, the Company adopted Section 3031, Inventories. This new Section allows the reversal of previously recorded inventory write-downs. Under U.S. GAAP, these reversals are not allowed. The amount included in the reconciliation of consolidated net loss and comprehensive loss reflects an increase to the net loss to adjust for these reversals recorded in 2008 under Canadian GAAP.

Prior to the adoption of Section 3031, the Company valued its raw materials at the lower of cost and replacement cost. Under Section 3031, inventories should be measured at the lower of cost and net realizable value, which is acceptable under U.S. GAAP, and is considered a change in estimate. The transitional provision of the Section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008, and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated.

Intermediate finished goods and finished goods include the cost of raw materials and third-party manufacturing costs.

[g]	Income tax expense

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, (“FIN 48”), for U.S. GAAP purposes. FIN 48 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions have met a “more likely than not” threshold of being sustained by the applicable tax authority. Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. Unrecognized tax benefits are tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. Under FIN 48, the Company also classifies a liability for unrecognized tax benefits as current only to the extent that the Company anticipates making a payment within one year.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in selling, general and administrative expenses.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

For the years ended December 31,	2008 $	2007 $	2006 $

Net loss under Canadian GAAP	(40,527)	(36,575)	(23,865)
Adjustment for:
Reversal of previously recorded inventory write-downs [f]	(150)	—	—
Patent and intellectual property costs [c]	(26)	11	43

Net loss under U.S. GAAP	(40,703)	(36,564)	(23,822)
Changes in unrealized comprehensive loss	1,445	(50)	—

Comprehensive loss under U.S. GAAP	(39,258)	(36,614)	(23,822)

Net loss per share under U.S. GAAP – basic and diluted	(0.72)	(0.64)	(0.46)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as those used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	Canadian GAAP $	Adjustments $	U.S. GAAP $

2008
Inventories [f]	1,760	(150)	1,610
Intangible assets [c]	3,855	(2,041)	1,814
Capital stock [a] [b]	241,967	4,024	245,991
Contributed surplus [a] [b]	14,937	6,349	21,286
Deficit	(245,451)	(12,564)	(258,015)

2007
Intangible assets [c]	3,453	(2,015)	1,438
Capital stock [a] [b]	241,955	4,024	245,979
Contributed surplus [a] [b]	12,527	6,349	18,876
Deficit	(205,024)	(12,388)	(217,412)

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Additional disclosures required under U.S. GAAP are as follows:

[i] Marketable securities

Marketable securities that have been in an unrealized loss position for less than twelve months are presented below:

	Amortized cost $	Gross unrealized losses $	Estimated fair value $
2008
Maturing within one year
Government-backed commercial paper	2,475	(16)	2,459
Government bonds	1,447	(1)	1,446

	3,922	(17)	3,905

Maturing after one year
Government bonds	4,424	(37)	4,387

	4,424	(37)	4,387

	8,346	(54)	8,292

2007
Maturing within one year
Commercial paper	24,091	(6)	24,085
Corporate bonds	16,096	(44)	16,052
Government bonds	7,597	(1)	7,596

	47,784	(51)	47,733

None of the marketable securities held as at December 31, 2008 or 2007 have been in an unrealized loss position for more than twelve months.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[ii] Intangible assets

Under U.S. GAAP, cost and accumulated amortization of intangible assets as at December 31, 2008 amount to $2,130 and $316, respectively [2007 – $1,612 and $173, respectively]. Amortization expense for intangible assets for the year ended December 31, 2008 amounted to $142 [2007 – $93]. The estimated amortization expense for each of the next five succeeding fiscal years will amount to $194.

[iii] Income tax expense

As a result of the adoption of FIN 48 on January 1, 2007, there were no changes to the Company’s liability for uncertain tax positions nor to the 2007 beginning balance of deficit on the Company’s consolidated balance sheet. As at December 31, 2008 and 2007, the Company had approximately $2,597 and $2,328, respectively, of total gross unrecognized tax benefits, which if recognized would favourably affect the effective income tax rate in any future periods before valuation allowance.

The Company had no accrual for interest or penalties on tax matters at December 31, 2008 and 2007, and had recognized no interest expense, income, or penalties on tax matters in the consolidated statement of operations for the periods then ended.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits includes the following components:

	2008 $	2007 $
Unrecognized tax benefits – beginning of year	2,328	2,822
Gross decreases – tax positions in prior years	—	(520)
Gross increases – current-period tax positions	269	256
Settlements	—	(230)

Unrecognized tax benefits – end of year	2,597	2,328

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[iii]	Income tax expense [cont’d]

The unrecognized tax benefits relate to valuation issues in relation to the amount at which the assets were sold in 2002 as described in note 17, and to unrecognized investment tax credits that are subject to audit by the Canadian taxation authorities. The Company considers it reasonably possible that tax positions could be agreed to with the taxation authorities, which may result in increases or decreases to the balance of unrecognized tax benefits within the next twelve months. However, an estimate of such an increase or decrease cannot be currently made.

The Company files income tax returns in Canada (federal and provincial), Ireland, United States (federal and state), Cyprus and Barbados. As discussed in note 17, the Company is being audited by the CRA with respect to the 2002 sale to its foreign subsidiaries of certain assets, and with respect to international operations in subsequent years. The Company has no other ongoing income tax audits as at December 31, 2008. The Company has been audited for federal investment tax credits up to and including the December 31, 2006 taxation year, and for other matters the Company is subject to audit by the CRA and provincial taxation authorities for the 2004 to 2008 tax years. The Company is also subject to audit in Ireland and Barbados for the 2002 to 2008 taxation years, in Cyprus for the 2003 to 2008 taxation years, and in the U.S. for the 2005 to 2008 taxation years, for which no individually material unrecognized tax benefits exist.

[iv]	Segment disclosures

The following table presents revenue by the customers’ country of domicile:

	Total revenue
	2008 $	2007 $	2006 $

United States – Purdue Pharma Products LP	3,092	5,498	7,736
Canada – Paladin Labs Inc.	3,582	1,726	—
France – sanofi-aventis	2,612	2,916	699
Germany – Hexal AG	2,442	1,918	3,540
Spain – Esteve SA	1,723	2,263	395
Other European countries	7,252	4,677	3,504
Others	1,311	—	—

	22,014	18,998	15,874

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[v]	Recently adopted accounting pronouncements under U.S. GAAP

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No.157, Fair Value Measurements (“SFAS 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under accounting principles generally accepted in the United States. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delayed the effective date of SFAS 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

On January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities. This adoption did not have a material impact on the Company’s consolidated results of operations and financial condition. On January 1, 2009, the Company will adopt SFAS 157 for non-financial assets and non-financial liabilities. The adoption of SFAS 157 for non-financial assets and non-financial liabilities is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[v]	Recently adopted accounting pronouncements under U.S. GAAP [cont’d]

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), providing companies with an option to report selected financial assets and liabilities at fair value. This standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This standard requires companies to provide additional information that will help investors and other users of financial statements to understand more easily the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the consolidated balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Upon adoption, the Company chose not to elect the fair value option for its then-existing financial assets and liabilities. Therefore, adoption of SFAS 159 did not have an impact on the Company’s consolidated financial statements.

In June 2007, the Emerging Issues Task Force (“EITF” or “Task Force”) of the FASB reached a consensus on Issue No. 07-3, Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). Under EITF 07-3, non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be deferred and capitalized. Such payments should be recognized as an expense as the goods are delivered or the related services are performed, not when the advance payment is made. If a company does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for new contracts entered into in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The Company adopted EITF 07-3 as of January 1, 2008. The adoption of EITF 07-3 did not have a material impact on the Company’s consolidated results of operations, financial condition or cash flows.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[v]	Recently adopted accounting pronouncements under U.S. GAAP [cont’d]

In October 2008, the FASB issued FASB Staff Position (“FSP”) SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 when determining the fair value of a financial asset when the market for that asset is not currently active. FSP SFAS 157-3 emphasizes that approaches other than the market approach to determining fair value may be appropriate when it is determined that, as a result of market inactivity, other valuation approaches are more representative of fair value. Other valuation approaches can involve significant assumptions regarding future cash flows. FSP SFAS 157-3 clarifies that these assumptions must incorporate adjustments for non-performance and liquidity risks that market participants would consider in valuing the asset in an inactive market. FSP SFAS 157-3 emphasizes the existing disclosure requirements under SFAS 157 regarding significant unobservable inputs (Level 3 inputs). FSP SFAS 157-3 became effective on October 10, 2008, including prior periods for which financial statements have not been issued. The Company has adopted FSP SFAS 157-3 beginning with the quarterly period ended September 30, 2008.

[vi]	Recent accounting pronouncements under U.S. GAAP

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets, and also requires expanded disclosure related to the determination of intangible asset useful lives. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to apply the guidance of FSP 142-3 for determining useful life to intangible assets acquired on or after January 1, 2009 and the disclosure requirements of FSP 142-3 to intangible assets recognized as of or after January 1, 2009.

In November 2007, the EITF of the FASB issued a consensus on Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). The scope of EITF 07-1 is limited to collaborative arrangements where no separate legal entity exists and in which the parties are active participants and are exposed to significant risks and rewards that depend on the success of the activity. The Task Force concluded that revenue transactions with third parties and associated costs incurred should be reported in the appropriate line item in each company’s financial statements pursuant to the guidance in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. The Task Force also concluded that the equity method of accounting under Accounting Principles Board Opinion 18, The Equity Method of Accounting for Investments in Common Stock, should not be applied to arrangements that are not conducted through a separate legal entity. The Task

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recent accounting pronouncements under U.S. GAAP [cont’d]

Force also concluded that the income statement classification of payments made between the parties in an arrangement should be based on a consideration of the following factors: the nature and terms of the arrangement; the nature of the entities’ operations; and whether the partners’ payments are within the scope of existing GAAP. To the extent such costs are not within the scope of other authoritative accounting literature, the income statement characterization for the payments should be based on an analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. The provisions of EITF 07-1 are effective for fiscal years beginning on or after December 15, 2008, and companies will be required to apply the provisions through retrospective application to all collaborative arrangements existing at adoption as a change in accounting principle. If it is impracticable to apply the consensus to a specific arrangement, disclosure is required regarding the reason why retrospective application is not practicable and the effect of reclassification on the current period. The Company will adopt EITF 07-1 as of January 1, 2009. The adoption of EITF 07-1 is not expected to have a material effect on the Company’s consolidated results of operations, financial condition or cash flows.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, Earnings per Share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and earlier adoption is prohibited. The Company will adopt FSP EITF 03-6-1 on January 1, 2009. The Company does not expect the adoption of EITF 03-6-1 to have a material effect on its results of operations or financial position.

In June 2008 the FASB issued EITF 07-5, Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature in a financial instrument is indexed to an issuer’s own stock, which would qualify as a scope exception under Paragraph 11(a) of FAS, No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). FAS 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (i) indexed to the company’s own stock and (ii) classified in the stockholders’ equity section of the balance sheet would not be considered a derivative financial instrument. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted.

Labopharm Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

27.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi] Recent accounting pronouncements under U.S. GAAP [cont’d]

The adoption of EITF 07-5 will have an impact on the Company’s consolidated financial statements as the Company has identified certain warrants which following the adoption of EITF 07-5 will be ineligible for equity classification and will be re-classified as liabilities due to certain provisions that may result in an adjustment to their exercise price. Upon adoption, the Company will recognize the cumulative effect of the change in accounting principles as an adjustment to the opening balance of retained earnings. The Company will revalue the warrants based on their estimated fair value at each subsequent balance sheet date with changes in their fair value recognized as financial income or expenses until the warrants are expired or fully exercised.

28.	SUBSEQUENT EVENT

On January 23, 2009, the Company exchanged its ABCP investment for replacement notes under the ABCP restructuring arrangements as described in note 8. Accounting for the exchange notes will include a settlement of the original notes and recognition of New Notes, with any gain or loss recorded in the consolidated statements of operations. The New Notes will be measured at fair value on initial recognition and will be classified as held-for-trading which requires them to be recorded at fair value at each reporting period with changes in fair value included in the consolidated statements of operations in the period in which they arise. Until an active market develops for the New Notes, the fair value will be determined using a discounted cash flow approach based on the maximum use of inputs from observable market conditions on subsequent reporting dates. The fair value may change materially in subsequent periods.

As part of the note exchange, the Company received a cash payment of $200 which was its share of the accumulated cash up to August 31, 2008 in the conduit trusts. Another payment is expected in March 2009 for the Company’s share of the cash accumulated from September 1, 2008 to the completion of the restructuring. This amount will be included in the determination of the gain or loss resulting from the exchange of the notes.

Exhibit 99.2

FORM 52-109F1R CERTIFICATION OF REFILED ANNUAL FILINGS

This certificate is being filed on the same date that Labopharm Inc. (the “issuer”) has refiled the 2008 annual financial statements.

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Labopharm Inc. (the “issuer”) for the financial year ended December 31, 2008.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating o the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

Form 52-109FIR
Certification of refiled annual filings	Page 2

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A

5.3	N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.

Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1st, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the Board of Directors or the Audit Committee of the Board of Directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: November 25, 2009

/s/ James R. Howard-Tripp
James R. Howard-Tripp
President and Chief Executive Officer

Exhibit 99.3

FORM 52-109F1R CERTIFICATION OF REFILED ANNUAL FILINGS

This certificate is being filed on the same date that Labopharm Inc. (the “issuer”) has refiled the 2008 annual financial statements.

I, Mark D’Souza, Senior Vice-President and Chief Financial Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Labopharm Inc. (the “issuer”) for the financial year ended December 31, 2008.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating o the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

Form 52-109FIR
Certification of refiled annual filings	Page 2

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A

5.3	N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.

Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1st, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the Board of Directors or the Audit Committee of the Board of Directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: November 25, 2009

/s/ Mark D’Souza
Mark D’Souza
Senior Vice-President and Chief Financial Officer

Exhibit 99.4

Unaudited Interim Consolidated Financial Statements

First Quarter – Fiscal 2009

Q1

Labopharm Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

[Unaudited]

[thousands of Canadian dollars]	As at March 31, 2009 $	As at December 31, 2008 [Restated – note 3] $
ASSETS

Current

Cash and cash equivalents	12,094	8,373
Marketable securities	23,791	36,520
Accounts receivable	3,909	3,277
Research and development tax credits receivable	1,574	1,274
Income taxes receivable	377	474
Inventories [note 4]	2,734	1,760
Prepaid expenses and other assets	1,124	641

Total current assets	45,603	52,319

Restricted long-term investments	150	141
Long-term investment [note 5]	2,979	3,178
Property, plant and equipment	9,796	10,213
Intangible assets	1,766	1,791
Future income tax assets	147	145

	60,441	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current

Accounts payable and accrued liabilities	14,049	13,134
Current portion of deferred revenue	4,775	4,768
Current portion of obligations under capital leases	280	271
Current portion of long-term debt	5,681	3,378

Total current liabilities	24,785	21,551

Deferred revenue	8,333	9,094
Obligations under capital leases	5,269	5,342
Long-term debt	18,642	20,265

Total liabilities	57,029	56,252

Shareholders’ equity
Share capital [note 6]
Common shares, no par value, unlimited authorized shares, 56,833,696 and 56,826,063 issued as at March 31, 2009 and December 31, 2008, respectively	241,983	241,967
Warrants	751	751
Contributed surplus	15,722	14,937
Deficit	(255,489)	(247,515)
Accumulated other comprehensive income	445	1,395

Total shareholders’ equity	3,412	11,535

	60,441	67,787

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

For the three months ended: [thousands of Canadian dollars, except share and per share amounts]	March 31, 2009 $	March 31, 2008 [Restated – note 3] $

REVENUE
Product sales	3,802	2,158
Licensing	1,155	1,061

	4,957	3,219

EXPENSES
Cost of goods sold (excluding amortization) [note 4]	1,393	951
Research and development expenses, net [note 7]	4,027	5,691
Selling, general and administrative expenses	6,724	4,907
Financial expenses	1,014	711
Impairment loss on long-term investment	—	691
Depreciation and amortization	463	485
Interest income	(187)	(652)
Foreign exchange gain	(503)	(272)

	12,931	12,512

Loss before income taxes	(7,974)	(9,293)
Provision for income taxes
Current	—	450

Net loss for the period	(7,974)	(9,743)

Net loss per share – basic and diluted	(0.14)	(0.17)

Weighted average number of common shares outstanding	56,826,148	56,818,187

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

[Unaudited]

For the three months ended: [thousands of Canadian dollars]	March 31, 2009 $	March 31, 2008 [Restated – note 3] $

Net loss for the period	(7,974)	(9,743)
Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	(960)	—
Changes in unrealized gains or losses on marketable securities	10	69

Comprehensive loss for the period	(8,924)	(9,674)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

[Unaudited]

For the three months ended: [thousands of Canadian dollars]	March 31, 2009 $	March 31, 2008 [Restated – note 3] $

Balance, beginning of period, as previously reported	(245,451)	(205,024)
Change in accounting policy [note 3a]	(2,064)	(1,952)

Balance, beginning of period, adjusted	(247,515)	(206,976)
Transitional adjustment on adoption of accounting policy	—	100
Net loss for the period	(7,974)	(9,743)

Balance, end of period	(255,489)	(216,619)

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

For the three months ended: [thousands of Canadian dollars]	March 31, 2009 $	March 31, 2008 [Restated – note 3] $

OPERATING ACTIVITIES
Net loss for the period	(7,974)	(9,743)
Items not affecting cash:
Depreciation of property, plant and equipment	422	455
Amortization of intangible assets	41	30
Amortization of premiums and discounts on marketable securities	15	14
Impairment loss on long-term investment	—	691
Non-cash financial expenses	142	95
Unrealized foreign exchange loss (gain)	808	(241)
Stock-based compensation	792	884

	(5,754)	(7,815)
Net change in non-cash items	(2,045)	930

	(7,799)	(6,885)

INVESTING ACTIVITIES
Acquisition of marketable securities	(6,568)	(23,553)
Proceeds from maturities of marketable securities	13,807	34,061
Proceeds from disposals of marketable securities	4,420	—
Acquisition of restricted long-term investment	—	(45)
Acquisition of property, plant and equipment	(5)	(519)
Acquisition of intangible assets	(16)	(7)

	11,638	9,937

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(64)	(25)
Proceeds from issuance of common shares [note 6]	9	2

	(55)	(23)

Foreign exchange gain (loss) on cash held in foreign currencies	(63)	799

Net increase in cash and cash equivalents during the period	3,721	3,828
Cash and cash equivalents, beginning of period	8,373	17,173

Cash and cash equivalents, end of period	12,094	21,001

Supplemental cash flow information:
Interest paid	701	523
Income taxes received	88	—

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec), is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the accompanying notes, included in the Company’s annual report.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual audited consolidated financial statements, and are set forth in notes 2 and 3 of the financial statements for the year ended December 31, 2008 included in the Company’s annual report, except as described in note 3 hereafter.

3.	CHANGES IN ACCOUNTING POLICIES

a)	The Handbook Section 3064, Goodwill and Intangible Assets, released by the Canadian Institute of Chartered Accountants (CICA), was adopted by the Company on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 38, Intangible Assets. The application of this new section had an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the three-month period ended March 31, 2008, the adoption of these new standards resulted in the following changes: a $91 increase in selling, general and administrative expenses, a $40 decrease in depreciation and amortization, for a $51 increase in net loss. The basic and fully diluted net loss per share was not affected.

1

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

3.	CHANGES IN ACCOUNTING POLICIES [Cont’d]

b)	Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on the Company’s interim consolidated financial statements.

4.	INVENTORIES

	March 31, 2009 $	December 31, 2008 $

Raw materials	1,180	873
Intermediate finished goods	945	657
Finished goods	609	230

	2,734	1,760

During the three-month period ended March 31, 2009, inventories in the amount of $1,389 [2008 – $984] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $12 [2008 – $152].

During the quarter ended March 31, 2009, the Company reversed a write-down, taken in 2007, of a deposit made to a vendor for the manufacturing of products, and as a result recorded an amount of $240 as a reduction of cost of goods sold.

5.	LONG-TERM INVESTMENT

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper (“Montreal Proposal ABCP”) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

2

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

5.	LONG-TERM INVESTMENT [Cont’d]

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received in exchange of its Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicule II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment was equal to the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

As at March 31, 2009, there are no market quotations available for the Long-term Notes. The Company estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at March 31, 2009. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes would generate interest returns ranging from 0.0% to 2.25% until their maturity which was assumed to be at the end of 2016. The discount rates used consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets, resulting in a weighted-average discount rate of 9.65%, excluding the Class C Notes for which the fair value was estimated to be nil. As at March 31, 2009, based on the Company’s valuation model, the fair value of the Long-term Notes was estimated to be $2,979. No impairment loss or increase in value was deemed necessary compared to the estimated value at which they were recorded upon the exchange.

Since the fair value of the Long-term Notes is determined using the foregoing assumptions and is based on the Company’s assessment of market conditions as at March 31, 2009, the fair values reported in subsequent periods may change materially. The most significant variable in the valuation of the Company’s Long-term Notes is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its Long-term Notes ranging from $2,738 to $3,408. A 1.0% increase in the discount rate would decrease the fair value of the Long-term Notes by approximately $207.

3

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

5.	LONG-TERM INVESTMENT [Cont’d]

In July 2008, the Company entered into an agreement in principle with the parent company of the broker through which the Company had purchased its Montreal Proposal ABCP. Should this agreement be finalized, the Company would be able to borrow an amount up to 45% of the principal value of the Long-term Notes at a favourable borrowing rate for a three-year period. At the end of the three-year period, the value of the Long-term Notes would be guaranteed to be at least 45% of their face value, such that the Company’s potential loss would be limited, should market conditions substantially change unfavourably. This agreement is conditional upon approval by the Company’s long-term debt holder.

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share capital transactions

During the three-month period ended March 31, 2009, 7,633 [2008 – 1,700] options were exercised for a total cash consideration of $9 [2008 – $2]. Share capital was increased by $16 [2008 – $3] and contributed surplus reduced by $7 [2008 – $1].

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices for the three-month periods ended March 31, 2009 and 2008 are as follows:

	2009		2008
	#	$	#	$

Balance, beginning of period	4,081,745	4.57	3,670,750	5.89
Granted	1,144,605	1.46	985,000	2.40
Exercised	(7,633)	1.19	(1,700)	0.96
Forfeited	(22,367)	7.40	—	—
Expired	(23,300)	2.61	(52,700)	4.67

Balance, end of period	5,173,050	3.88	4,601,350	5.16

Options eligible to be exercised, end of period	3,892,378	4.60	3,250,850	5.73

4

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS [Cont’d]

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

	For the three months ended:
	March 31, 2009	March 31, 2008
Expected volatility	100%	77%
Expected life	5.0 years	5.0 years
Risk-free interest rate	1.85%	3.48%
Dividend yield	Nil	Nil

Weighted average grant date fair value (per option)	$1.09	$1.54

7.	RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $300 and $1,160 for the three-month periods ended March 31, 2009 and 2008, respectively.

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These unaudited interim consolidated financial statements were prepared in accordance with Canadian GAAP for interim financial statements. As permitted under U.S. GAAP, certain disclosures normally required in annual financial statements have been omitted. The accounting policies which the Company would adopt in order to conform to U.S. GAAP as well as certain additional disclosures required under U.S. GAAP are the same as those presented in the Company’s most recent annual audited consolidated financial statements, and are set forth in note 27 of the most recent financial statements for the year ended December 31, 2008, except as described hereafter. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation under U.S. GAAP have been included.

[a]	Patent and intellectual property costs

On January 1, 2009, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangible Assets, as further described in note 3, and as such, under Canadian GAAP, the Company no longer recognizes as intangible assets internally generated trademarks. Under U.S. GAAP, under certain conditions, such costs would be capitalized and amortized over their estimated useful lives. In addition, under U.S. GAAP, the Company capitalizes all patent costs and costs of acquiring intellectual property when the underlying product is initially approved for commercialization in any territory, whereas under Canadian GAAP, the Company capitalizes such costs attributable to a specific territory only when the underlying product is first approved for commercialization in such territory. Amounts included in the reconciliation of consolidated net

5

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

loss and comprehensive loss reflect a decrease to the net loss for amounts capitalized under U.S. GAAP, offset by an increase to the net loss for additional amortization expense under U.S. GAAP.

During the three-month period ended March 31, 2009, the Company acquired certain patents or intellectual property rights which relate to a product approved for sale, and capitalized the purchase cost of $16, [2008 – $14] which will be amortized over a weighted average period of approximately 11 years [2008 – 9 years] under U.S. GAAP.

[b]	Investment tax credits

Under U.S. GAAP, during the three-month period ended March 31, 2009, no non-refundable research and development tax credits were recorded [2008 – $450] as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

[c]	Inventories

On January 1, 2008, the Company adopted Section 3031, Inventories, under Canadian GAAP. This Section permits the reversal of previously recorded inventory write-downs. Under U.S. GAAP, reversals of inventory write-downs are not permitted. The amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an adjustment to the net loss for these reversals recorded in the three-month periods ended March 31, 2009 and 2008 under Canadian GAAP.

[d]	Derivative liability – warrants

On January 1, 2009, the Company adopted EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”) – [see Recently adopted accounting pronouncements under U.S. GAAP, hereafter]. Upon adoption of EITF 07-5, the Company recorded a $555 current derivative liability for the estimated fair value of 292,030 warrants on January 1, 2009 and a $555 increase to the opening deficit balance as a cumulative effect of a change in accounting principle. The Company re-measured the derivative liability based on its estimated fair value as at March 31, 2009, and recorded a gain of $161 resulting from the change in the estimated fair value for the three-month period ended March 31, 2009, and a corresponding decrease in the derivative liability.

The estimated fair value of this derivative liability was determined as at January 1, 2009 and March 31, 2009 using the Black-Scholes option pricing model and the following assumptions:

	March 31, 2009	January 1, 2009
Expected volatility	114%	108%
Expected life	3.75 years	4.0 years
Risk-free interest rate	1.50%	1.61%
Dividend yield	Nil	Nil

6

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

	For the three months ended:
	March 31, 2009 $	March 31, 2008 $
Net loss for the period under Canadian GAAP	(7,974)	(9,743)
Adjustment for:
Reversal of previously recorded inventory write-downs [c]	59	—
Patent and intellectual property costs [a] Change in fair value of derivative liability – warrants [d]	(8 161)	2 —

Net loss for the period under U.S. GAAP	(7,762)	(9,741)
Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period Changes in unrealized gains or losses on marketable securities	(960 10)	— 69

Comprehensive loss for the period under U.S. GAAP	(8,712)	(9,672)

Net loss per share under U.S. GAAP – basic and diluted	(0.14)	(0.17)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as those used for Canadian GAAP purposes for all periods shown.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

7

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	Canadian GAAP $	Adjustments $	U.S. GAAP $

As at March 31, 2009
Inventories [c]	2,734	(91)	2,643
Intangible assets [a] Derivative liability – warrants [d]	1,766 —	15 394	1,781 394
Capital stock	241,983	4,024	246,007
Contributed surplus	15,722	6,349	22,071
Deficit	(255,489)	(10,843)	(266,332)

As at December 31, 2008
Inventories [c]	1,760	(150)	1,610
Intangible assets [a]	1,791	23	1,814
Capital stock	241,967	4,024	245,991
Contributed surplus	14,937	6,349	21,286
Deficit	(247,515)	(10,500)	(258,015)

8

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Additional disclosures required under U.S. GAAP are as follows:

[i]	Marketable securities

The following table summarizes the amortized cost and estimated fair values of the Company’s marketable securities.

	Amortized cost $	Gross unrealized gains $	Gross unrealized losses $	Estimated fair value $
As at March 31, 2009
Maturing within one year
Government-backed commercial paper	11,661	460	—	12,121
Government bonds	11,684	83	(97)	11,670

	23,345	543	(97)	23,791

As at December 31, 2008
Maturing within one year
Government-backed commercial paper	24,249	1,385	(16)	25,618
Government bonds	6,452	64	(1)	6,515

	30,701	1,449	(17)	32,133

Maturing after one year
Government bonds	4,424	—	(37)	4,387

	4,424	—	(37)	4,387

	35,125	1,449	(54)	36,520

None of the marketable securities held as at March 31, 2009 or December 31, 2008 have been in an unrealized loss position for more than twelve months. The gross unrealized losses as at March 31, 2009 are primarily related to the marketable securities denominated in U.S. dollars and result from an unfavourable currency fluctuation. The Company considers these gross unrealized losses temporary due to the significant volatility in the exchange rate between the U.S. dollar and the Canadian dollar over the last several quarters. It is however possible that upon maturity or sale of these securities denominated in U.S dollars, that the U.S. – Canadian dollar exchange rate will not be at the level it was at the time of purchase and that the Company realizes a foreign currency loss.

9

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

During the three-month period ended March 31, 2009, as a result of the disposal or maturities of available-for-sale marketable securities and the effect of currency fluctuation, gross realized gains amounted to $1,273 [2008 – nil] and gross realized losses amounted to nil [2008 – nil], and were included in the consolidated statement of operations. The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by specific identification.

[ii]	Intangible assets

Under U.S. GAAP, cost and accumulated amortization of intangible assets as at March 31, 2009 amount to $2,146 and $365, respectively [as at December 31, 2008 – $2,130 and $316, respectively]. Amortization expense for intangible assets for the three-month period ended March 31, 2009 amounted to $49 [2008 – $36].

[iii]	Fair value of financial instruments

As at March 31, 2009, the carrying values and fair values of the financial instruments are shown in the table below:

	Total carrying value $	Fair value $
Financial assets
Cash and cash equivalents	12,094	12,094
Marketable securities	23,791	23,791
Accounts receivable (excluding sales tax receivable)	3,838	3,838
Restricted long-term investments	150	150
Long-term investment	2,979	2,979

	42,852	42,852

Financial liabilities
Accounts payable and accrued liabilities [1]	13,415	13,415
Derivative liability – warrants	394	394
Long-term debt	24,323	19,308

	38,132	33,117

[1]	This amount excludes capital tax and certain reserves.

10

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[iii]	Fair value of financial instruments [cont’d]

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	The fair value of the marketable securities has been determined by reference to published price quotations in active markets (Level 1).

•

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted long-term investments and accounts payable and accrued liabilities approximates their carrying value.

•	The long-term investment and the derivative liability are recorded at their estimated fair values using the methods and assumptions described in notes 5 and 8[d] (Level 3).

•	The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the marketplace for similar debt.

[iv]	Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company considers that no amounts are owing as at March 31, 2009 and no amounts have been recognized to date.

In relation with the enforcement of certain U.S. patents held by Purdue Pharma Products Limited (“Purdue Pharma”) which are related to the Company’s once-daily tramadol product, in 2008 the Company and Purdue Pharma initiated discussions with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. Considering that its once-daily tramadol product was approved in the U.S. on December 30, 2008, the Company agreed to pay its share of incurred and future legal costs. In relation to this matter, during the three-month period ended March 31, 2009, the Company’s share of patent defense litigation costs amounted to $709 [2008– nil] which was accrued and recorded in selling, general and administrative expenses. It is currently not possible to reasonably estimate the amount of any future patent litigation cost related to this matter.

11

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[v]	Collaborative arrangements

The Company enters into strategic alliances or licensing agreements (“Agreements”) with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products. In connection with these Agreements, the Company may receive upfront licensing payments which are recorded as deferred revenue upon receipt and are generally recognized as revenue on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Under these Agreements, the Company may also receive payments upon the achievement of specified events. The obligations of the Company generally include the provision of services which may extend from completing development of the products to obtaining regulatory approval of the products in the licensed territory. In addition, these Agreements generally provide for the Company to receive payments for the supply of product, and/or royalties on the collaborators’ sales of the products in their territory.

Amounts attributable to transactions arising from these Agreements and recognized as revenue consist of the following:

	For the three months ended:
	March 31, 2009 $	March 31, 2008 $
Product sales	3,695	2,158
Licensing	1,155	1,061

Total	4,850	3,219

In December 2007, the Company entered into a cross-license agreement with Aziende Chimiche Riunite Angelini Francesco - A.C.R.A.F. S.P.A (“Angelini”) with respect to the Company’s once-daily formulation of trazodone. Under the agreement, the Company retained the rights to sell its once-daily trazodone product in the U.S., Canada and other countries primarily outside Europe, and Angelini retained the rights to market and sell the product in Europe, India, Japan and a few other smaller markets. Under the revenue-sharing agreement, the Company is obliged to pay Angelini certain royalties on the Company’s revenue, a portion of which is payable only after the Company has recuperated its development costs, and a portion of which is only payable for the initial two years following initial commercial launch of the product. The royalty structure is dependent on whether the product is commercialized directly by the Company or through a sub-licensee. Angelini further has the obligation to supply the raw materials to the Company at market price for an initial two-year period.

12

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recently adopted accounting pronouncements under U.S. GAAP

On January 1, 2009 the Company adopted Financial Accounting Standards Board (“FASB”) FAS 157, Fair Value Measurements (“FAS 157”) for non-financial assets and non-financial liabilities. The adoption of FAS 157 for non-financial assets and non-financial liabilities did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

On January 1, 2009, the Company adopted EITF 07-5, which provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature in a financial instrument is indexed to an issuer’s own stock, which would qualify as a scope exception under Paragraph 11(a) of FAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). FAS 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (i) indexed to the company’s own stock and (ii) classified in the stockholders’ equity section of the balance sheet would not be considered a derivative financial instrument. The Company’s adoption of EITF 07-5 resulted in the identification of 292,030 warrants which were determined to be ineligible for equity classification because of certain provisions that may result in an adjustment to their exercise price. On adoption the Company recognized the cumulative effect of the change in accounting principles as an increase of $555 to the opening deficit, and recorded a corresponding current derivative liability. The Company will re-measure the derivative liability on each subsequent balance sheet date until the warrants are fully exercised or expired, with any changes in fair value between reporting periods recorded as income or expense.

On January 1, 2009, the Company adopted EITF 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). The scope of EITF 07-1 is limited to collaborative arrangements where no separate legal entity exists and in which the parties are active participants and are exposed to significant risks and rewards that depend on the success of the activity. The Task Force concluded that revenue transactions with third parties and associated costs incurred should be reported in the appropriate line item in each company’s financial statements pursuant to the guidance in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. The Task Force also concluded that the equity method of accounting under Accounting Principles Board Opinion 18, The Equity Method of Accounting for Investments in Common Stock, should not be applied to arrangements that are not conducted through a separate legal entity. The Task Force also concluded that the income statement classification of payments made between the parties in an arrangement should be based on a consideration of the following factors: the nature and terms of the arrangement; the nature of the entities’ operations; and whether the partners’ payments are within the scope of existing GAAP. To the extent such costs are not within the scope of other authoritative accounting literature, the income statement characterization for the payments should be based on an analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. The provisions of EITF 07-1 are effective for fiscal years beginning on or after December 15, 2008, and companies will be required to apply the provisions through retrospective application to all collaborative arrangements existing at adoption as a change in accounting principle. If it is impracticable to apply the consensus to a specific

13

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recently adopted accounting pronouncements under U.S. GAAP [cont’d]

arrangement, disclosure is required regarding the reason why retrospective application is not practicable and the effect of reclassification on the current period. The adoption of EITF 07-1 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows, however it did result in enhanced disclosures.

On January 1, 2009 the Company adopted FASB Staff Position (“FSP”) EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“EITF 03-6-1”). EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, Earnings per Share. The adoption of EITF 03-6-1 did not have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FAS 142-3”). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets, and also requires expanded disclosure related to the determination of intangible asset useful lives. The adoption of FAS 142-3 on January 1, 2009 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Has Significantly Decreased and Identifying Transactions That Are Not Orderly (“FAS 157-4”). FAS 157-4 amends FAS 157 and provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset and liability have significantly decreased in relation to normal market activity for the asset or liability. FAS 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adopted FAS 157-4 beginning with the interim period ending March 31, 2009. The adoption of FAS 157-4 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FAS 115-2”). FAS 115-2 amends FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and FSP No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. FAS 115-2 provides additional guidance to make other-than-temporary impairments more operational and to improve the financial statement presentation of such impairments. FAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adopted FAS 115-2 beginning with the interim period ending March 31, 2009. The adoption of FAS 115-2 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows, however it did result in enhanced disclosures.

14

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

March 31, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recently adopted accounting pronouncements under U.S. GAAP [cont’d]

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FAS 107-1”). FAS 107-1 amends FAS No. 107, Disclosures about Fair Value of Financial Instruments, and APB Opinion No. 28, Interim Financial Reporting, by requiring disclosures with respect to the fair value of financial instruments in interim and annual financial statements. FAS 107-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adopted FAS 107-1 beginning with the interim period ending March 31, 2009. The adoption of FAS 107-1 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows; however it did result in enhanced disclosures relating to the fair value of financial instruments in the Company’s interim financial statements. See Note 8 [iii], Fair value of financial instruments, for further discussion.

[vii]	Recent accounting pronouncements under U.S. GAAP

In May 2009, the FASB issued FAS No. 165, Subsequent Events (“FAS 165”). This Statement incorporates guidance into accounting literature that was previously addressed only in auditing standards. The Statement refers to subsequent events that provide additional evidence about conditions that existed at the balance sheet date as “recognized subsequent events.” Subsequent events which provide evidence about conditions that arose after the balance sheet date but prior to the issuance of the financial statements are referred to as “non-recognized subsequent events.” FAS 165 also requires companies to disclose the date through which subsequent events have been evaluated and whether this date is the date the financial statements were issued or the date the financial statements were available to be issued. FAS 165 is effective for interim or annual periods ending after June 15, 2009 and is to be applied prospectively. The Company will adopt FAS 165 effective with its unaudited interim consolidated financial statements for the three-month period ending June 30, 2009 and will include additional disclosures as applicable.

15

Exhibit 99.5

FORM 52-109F2R CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that Labopharm Inc. (the “issuer”) has refiled the interim financial statements for the interim period ended March 31, 2009.

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Labopharm Inc. (the “issuer”) for the interim period ended March 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

Form 52-109F2R
Certification of Refiled Interim Filings	Page 2

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 25, 2009

/s/ James R. Howard-Tripp
James R. Howard-Tripp
President and Chief Executive Officer

Exhibit 99.6

FORM 52-109F2R CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that Labopharm Inc. (the “issuer”) has refiled the interim financial statements for the interim period ended March 31, 2009.

I, Mark A. D’Souza, Senior Vice-President and Chief Financial Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Labopharm Inc. (the “issuer”) for the interim period ended March 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1.	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2.	N/A

5.3.	N/A

Form 52-109F2R
Certification of Refiled Interim Filings	Page 2

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 25, 2009

/s/ Mark A. D’Souza
Mark A. D’Souza
Senior Vice-President and Chief Financial Officer

Exhibit 99.7

Unaudited Interim Consolidated Financial Statements

Second Quarter – Fiscal 2009

Q2

Labopharm Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

[Unaudited]

[thousands of Canadian dollars]	As at June 30, 2009 $	As at December 31, 2008 [Restated – note 3] $
ASSETS

Current

Cash and cash equivalents	14,259	8,373
Marketable securities	13,641	36,520
Accounts receivable	3,106	3,277
Research and development tax credits receivable	1,874	1,274
Income taxes receivable	363	474
Inventories [note 4]	2,876	1,760
Prepaid expenses and other assets	1,077	641

Total current assets	37,196	52,319

Restricted long-term investments	144	141
Long-term investment [note 5]	2,901	3,178
Property, plant and equipment	9,448	10,213
Intangible assets	1,761	1,791
Future income tax assets	137	145

	51,587	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current

Accounts payable and accrued liabilities	13,913	13,134
Current portion of deferred revenue	4,757	4,768
Current portion of obligations under capital leases	289	271
Current portion of long-term debt	—	3,378

Total current liabilities	18,959	21,551

Deferred revenue	7,096	9,094
Obligations under capital leases	5,193	5,342
Long-term debt [note 6]	21,678	20,265

Total liabilities	52,926	56,252

Shareholders’ equity (deficiency)
Share capital [note 7] Common shares, no par value, unlimited authorized shares, 57,000,533 and 56,826,063 issued as at June 30, 2009 and December 31, 2008, respectively	242,282	241,967
Warrants [notes 6 and 7]	1,163	751
Contributed surplus [note 7]	16,123	14,937
Deficit	(260,363)	(247,515)
Accumulated other comprehensive income (loss)	(544)	1,395

Total shareholders’ equity (deficiency)	(1,339)	11,535

	51,587	67,787

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

	For the three months ended:		For the six months ended:
[thousands of Canadian dollars, except share and per share amounts]	June 30, 2009 $	June 30, 2008 [Restated – note 3] $	June 30, 2009 $	June 30, 2008 [Restated – note 3] $

REVENUE
Product sales	4,827	3,859	8,629	6,017
Licensing	1,318	1,064	2,473	2,125
Royalties	124	—	124	—

	6,269	4,923	11,226	8,142

EXPENSES
Cost of goods sold (excluding depreciation and amortization) [note 4]	2,604	1,683	3,997	2,634
Research and development expenses, net [note 8]	2,861	6,306	6,888	11,997
Selling, general and administrative expenses	6,310	6,209	13,034	11,116
Financial expenses	983	709	1,997	1,420
Impairment loss on long-term investment	—	—	—	691
Depreciation and amortization	453	490	916	975
Interest income	(107)	(551)	(294)	(1,203)
Foreign exchange gain	(1,961)	(20)	(2,464)	(292)

	11,143	14,826	24,074	27,338

Loss before income taxes	(4,874)	(9,903)	(12,848)	(19,196)
Provision for income taxes
Current	—	350	—	800

Net loss for the period	(4,874)	(10,253)	(12,848)	(19,996)

Net loss per share – basic and diluted	(0.09)	(0.18)	(0.23)	(0.35)

Weighted average number of common shares outstanding	56,839,127	56,821,651	56,832,673	56,819,919

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS

OF COMPREHENSIVE LOSS

[Unaudited]

[thousands of Canadian dollars]	For the three months ended:		For the six months ended:
	June 30, 2009 $	June 30, 2008 [Restated – note 3] $	June 30, 2009 $	June 30, 2008 [Restated – note 3] $

Net loss for the period	(4,874)	(10,253)	(12,848)	(19,996)

Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	(437)	—	(1,397)	—
Changes in unrealized gains or losses on marketable securities	(552)	(39)	(542)	30

Comprehensive loss for the period	(5,863)	(10,292)	(14,787)	(19,966)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

[Unaudited]

For the six months ended: [thousands of Canadian dollars]	June 30, 2009 $	June 30, 2008 [Restated – note 3] $

Balance, beginning of period, as previously reported	(245,451)	(205,024)
Change in accounting policy [note 3a]	(2,064)	(1,952)

Balance, beginning of period, adjusted	(247,515)	(206,976)
Transitional adjustment on adoption of accounting policy	—	100
Net loss for the period	(12,848)	(19,996)

Balance, end of period	(260,363)	(226,872)

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

	For the three months ended:		For the six months ended:
[thousands of Canadian dollars]	June 30, 2009 $	June 30, 2008 [Restated – note 3] $	June 30, 2009 $	June 30, 2008 [Restated – note 3] $
OPERATING ACTIVITIES
Net loss for the period	(4,874)	(10,253)	(12,848)	(19,996)
Items not affecting cash:
Depreciation of property, plant and equipment	411	460	833	915
Amortization of intangible assets	42	30	83	60
Amortization of premiums and discounts on marketable securities	39	13	54	27
Impairment loss on long-term investment	—	—	—	691
Non-cash financial expenses	148	92	290	187
Unrealized foreign exchange gain	(1,643)	(20)	(835)	(261)
Stock-based compensation	411	687	1,203	1,571

	(5,466)	(8,991)	(11,220)	(16,806)
Net change in non-cash items	(291)	(213)	(2,336)	717

	(5,757)	(9,204)	(13,556)	(16,089)

INVESTING ACTIVITIES
Acquisition of marketable securities	(1,898)	—	(8,466)	(23,553)
Proceeds from maturities of marketable securities	9,203	21,758	23,010	55,819
Proceeds from disposals of marketable securities	1,600	—	6,020	—
Acquisition of restricted long-term investment	—	—	—	(45)
Acquisition of property, plant and equipment	(63)	(629)	(68)	(1,148)
Acquisition of intangible assets	(37)	(32)	(53)	(39)

	8,805	21,097	20,443	31,034

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(67)	(47)	(131)	(72)
Transaction costs [note 6]	(354)	(118)	(354)	(118)
Proceeds from issuance of share capital [note 7]	152	3	161	5

	(269)	(162)	(324)	(185)

Foreign exchange (loss) gain on cash held in foreign currencies	(614)	(175)	(677)	624

Net increase in cash and cash equivalents during the period	2,165	11,556	5,886	15,384
Cash and cash equivalents, beginning of period	12,094	21,001	8,373	17,173

Cash and cash equivalents, end of period	14,259	32,557	14,259	32,557

Supplemental cash flow information:
Interest paid	791	622	1,492	1,145
Income taxes received	—	43	88	43

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec), is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the accompanying notes, included in the Company’s annual report.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual audited consolidated financial statements, and are set forth in notes 2 and 3 of the financial statements for the year ended December 31, 2008 included in the Company’s annual report, except as described in note 3 hereafter.

In addition, during the three-month period ended June 30, 2009, the Company, for the first time, recorded royalty revenue and is using the following revenue recognition accounting policy:

Royalty revenue – Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectability. Royalties are calculated as a percentage of net sales realized by the Company’s licensee of its product. The licensee’s net sales consist of revenues from product sales of the Company’s pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. The Company recognizes royalties on its licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectability is reasonably assured. Revenue from the launch of a new product, for which the Company or its licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any royalties received or receivable in advance of recognition are recorded in deferred revenue.

1

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

3.	CHANGES IN ACCOUNTING POLICIES

a)	The Handbook Section 3064, Goodwill and Intangible Assets, released by the Canadian Institute of Chartered Accountants (CICA), was adopted by the Company on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 38, Intangible Assets. The application of this new section had an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the three-month period ended June 30, 2008, the adoption of these new standards resulted in the following changes: a $147 increase in selling, general and administrative expenses, a $34 decrease in depreciation and amortization, for a $113 increase in net loss. For the six-month period ended June 30, 2008, the adoption of these new standards resulted in the following changes: a $238 increase in selling, general and administrative expenses, a $74 decrease in depreciation and amortization, for a $164 increase in net loss. The basic and fully diluted net loss per share was not affected.

b)	Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on the Company’s interim consolidated financial statements.

2

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

4.	INVENTORIES

	June 30, 2009 $	December 31, 2008 $
Raw materials	1,504	873
Intermediate finished goods	1,218	657
Finished goods	154	230

	2,876	1,760

During the three-month and six-month periods ended June 30, 2009, inventories in the amount of $2,516 and $3,905, respectively [2008 – $1,546 and $2,532] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $7 and $19, respectively [2008 – nil and $152].

During the three-month period ended June 30, 2009, based on revised estimates, the Company reversed write-downs totaling $169 originally recorded for potentially unsalable inventory due to a short shelf life. Total reversals of write-downs recorded as a reduction of cost of goods sold for the six-month period ended June 30, 2009, amounted to $409 [2008 – nil] .

5.	LONG-TERM INVESTMENT

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper (“Montreal Proposal ABCP”) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received in exchange of its Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to

3

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

5.	LONG-TERM INVESTMENT [Cont’d]

nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

During the three-month period ended June 30, 2009, $77 of accrued interest was received and recorded as a reduction of fair value of the Long-term Notes. As at June 30, 2009, there are no market quotations available for the Long-term Notes. The Company estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at June 30, 2009. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes will generate interest returns ranging from 0.0% to 2.25% until their maturity which is assumed to be at the end of 2016. The discount rates used consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets, resulting in a weighted-average discount rate of 10.86%, excluding the Class C Notes for which the fair value is estimated to be nil. As at June 30, 2009, based on the Company’s valuation model, the fair value of the Long-term Notes is estimated to be approximately $2,901.

Since the fair value of the Long-term Notes is determined using a number of assumptions and is based on the Company’s assessment of market conditions as at June 30, 2009, their fair values reported in subsequent periods may change materially. The most significant variable in the valuation of the Company’s Long-term Notes is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its Long-term Notes ranging from $2,712 to $3,158. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $186.

In June 2009, the Company finalized a revolving credit agreement with the parent company of the broker through which the Company had purchased its Montreal Proposal ABCP. Under the credit agreement, the Company can borrow an amount of up to 45% of the principal value of the Long-term Notes for an initial three-year period. At the end of the three-year period, under certain conditions the Company has the option of repaying any amount owing by surrendering the Long-term Notes. This repayment arrangement has been recognized as an embedded put option and is measured at fair value using a valuation technique incorporating a probability weighted approach applied to the range of potential fair values of the Long-term Notes upon maturity of the credit agreement and considering the maximum amount that can be borrowed under the credit agreement and the discount rate used for estimating the fair value of the Long-Term Notes. As at June 30, 2009, the fair value of this embedded derivative is estimated to be nil. Changes in the estimated fair value will be recognized in income, should any arise at future reporting dates. On July 31, 2009 the Company borrowed an amount of $2,573 under the credit agreement.

4

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

6.	LONG-TERM DEBT

	June 30, 2009 $	December 31, 2008 $
Term loan of US$20,000, maturing on June 1, 2012 bearing interest at 10.95%, interest only payments until June 1, 2010 and subsequently repayable in 24 monthly payments of $1,077 [US$932] including principal and interest	23,120	—
Term loan Tranche A of US$15,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $702 [US$574] including principal and interest	—	18,342
Term loan Tranche B of US$5,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $234 [US$191] including principal and interest	—	6,114
Adjustment for the debt discount, transaction costs and value assigned to the warrants	(1,442)	(813)

	21,678	23,643
Less: current portion	—	3,378

	21,678	20,265

In June 2009, the Company signed a third amendment to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007 (Tranche A) and in October 2008 (Tranche B). The third amendment postpones the date from which the Company is required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and changes the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. The third amendment was accounted for as a modification and consequently results in no gain or loss.

As part of the June 2009 term loan amendment, the additional 292,030 warrants initially issued in December 2007, became immediately vested. The Company estimated the fair value of these warrants using the Black-Scholes option pricing model assuming an expected volatility of 89%, expected life of 3.5 years, a risk-free interest rate of 2.44% and no dividend yield, resulting in an estimated fair value of $549 recorded as an increase in warrants.

The transaction costs related to the third amendment to the term loan agreement amount to $362. These costs and the estimated fair value of the vested warrants were recorded as a reduction of the carrying value of the long-term debt and are amortized over the remaining term of the loan using the effective interest method. Furthermore, the amendment also provides for an additional back-end fee of US$200, bringing the total back-end fee to US$480. As a result of the debt discount, transaction costs and the value assigned to the warrants, the effective interest rate of the amended term loan is now approximately 15.9%.

5

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

6.	LONG-TERM DEBT [Cont’d]

Principal repayments of the long-term debt for the next three twelve-month periods ending June 30, are as follows:

$
2010	—
2011	10,900
2012	12,220

23,120

7.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

Share capital transactions

During the six-month period ended June 30, 2009, 20,600 [2008 – 4,400] options were exercised for cash consideration of $24 [2008 – $5]. Share capital was increased by $41 [2008 – $7] and contributed surplus reduced by $17 [2008 – $2].

During the six-month period ended June 30, 2009, 153,870 warrants were exercised for cash consideration of $137. Share capital was increased by $274 and warrants reduced by $137.

Warrants

In December 2007, as part of the term loan agreement described in Note 6, the Company issued 1,460,152 warrants to purchase one common share per warrant. The exercise price is $0.89 and the warrants expire on December 28, 2012. As at June 30, 2009, 1,306,282 warrants are outstanding and exercisable.

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices for the six-month periods ended June 30, 2009 and 2008 are as follows:

	2009		2008
	#	$	#	$
Balance, beginning of period	4,081,745	4.57	3,670,750	5.89
Granted	1,337,705	1.50	1,260,000	2.30
Exercised	(20,600)	1.18	(4,400)	0.96
Forfeited	(30,100)	5.42	(20,400)	3.39
Expired	(355,300)	2.26	(422,700)	5.66

Balance, end of period	5,013,450	3.72	4,483,250	4.93

Options eligible to be exercised, end of period	3,700,111	4.43	3,088,650	5.52

6

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

7.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS [Cont’d]

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

	For the three months ended:		For the six months ended:
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Expected volatility	102%	75%	100%	76%
Expected life	5.0 years	5.0 years	5.0 years	5.0 years
Risk-free interest rate	1.83%	3.39%	1.85%	3.46%
Dividend yield	Nil	Nil	Nil	Nil

Weighted average grant date fair value (per option)	$1.31	$1.24	$1.12	$1.47

8.	RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $300 and $687 for the three-month periods ended June 30, 2009 and 2008, respectively, and net of estimated government assistance of $600 and $1,847 for the six-month periods ended June 30, 2009 and 2008, respectively.

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These unaudited interim consolidated financial statements were prepared in accordance with Canadian GAAP for interim financial statements. As permitted under U.S. GAAP, certain disclosures normally required in annual financial statements have been omitted. The accounting policies which the Company would adopt in order to conform to U.S. GAAP as well as certain additional disclosures required under U.S. GAAP are the same as those presented in the Company’s most recent annual audited consolidated financial statements, and are set forth in note 27 of the most recent financial statements for the year ended December 31, 2008, except as described hereafter. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation under U.S. GAAP have been included.

7

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[a]	Patent and intellectual property costs

On January 1, 2009, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangible Assets, as further described in note 3, and as such, under Canadian GAAP, the Company no longer recognizes as intangible assets, internally generated trademarks. Under U.S. GAAP, under certain conditions, such costs would be capitalized and amortized over their estimated useful lives. In addition, under U.S. GAAP, the Company capitalizes all patent costs and costs of acquiring intellectual property when the underlying product is initially approved for commercialization in any territory, whereas under Canadian GAAP, the Company capitalizes such costs attributable to a specific territory only when the underlying product is first approved for commercialization in such territory. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect a decrease to the net loss for amounts capitalized under U.S. GAAP, offset by an increase to the net loss for additional amortization expense under U.S. GAAP.

During the three-month and the six-month periods ended June 30, 2009, the Company acquired certain patents or intellectual property rights which relate to a product approved for sale and capitalized the purchase cost of $37 and $53, respectively [2008 – $53 and $67, respectively] which will be amortized over a weighted average period of approximately 11 years [2008 – 9 years] under U.S. GAAP.

[b]	Investment tax credits

Under U.S. GAAP, during the three-month and the six-month periods ended June 30, 2009, no non-refundable research and development tax credits were recorded [2008 – $350 and $800, respectively] as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

[c]	Inventories

On January 1, 2008, the Company adopted Section 3031, Inventories, under Canadian GAAP. This Section permits the reversal of previously recorded inventory write-downs. Under U.S. GAAP, reversals of inventory write-downs are not permitted. The amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an adjustment to the net loss for these reversals recorded in the three-month and six-month periods ended June 30, 2009 and 2008 under Canadian GAAP.

8

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[d]	Derivative liability—warrants

On January 1, 2009, the Company adopted EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”) – [see Recently adopted accounting pronouncements under U.S. GAAP, hereafter]. Upon adoption of EITF 07-5, the Company recorded a $555 current derivative liability for the estimated fair value of 292,030 warrants on January 1, 2009 and an increase of $555 to the opening deficit balance as a cumulative effect of a change in accounting principle.

As indicated in note 6, under Canadian GAAP, the Company recorded an increase to warrants and a reduction in the carrying value of the term loan amounting to $549, which was the estimated fair value of these 292,030 warrants which vested as a result of the amendment to the term loan agreement in June 2009. The reduction to the carrying value of the term loan will be accreted over the remaining term of the loan as a non-cash financial expense using the effective interest rate method.

Under U.S. GAAP, the above adjustment was reversed and the Company re-measured the derivative liability based on its estimated fair value as at June 30, 2009 and recorded a loss resulting from the change in its estimated fair value amounting to $196 and $35, respectively, for the three-month and six-month periods ended June 30, 2009, and a corresponding increase to the derivative liability. The accreted non-cash financial expense under Canadian GAAP was not significant for the three-month period ended June 30, 2009.

The estimated fair value of this derivative liability was determined as at January 1, 2009 and June 30, 2009 using the Black-Scholes option pricing model and the following assumptions:

	June 30, 2009	January 1, 2009

Expected volatility	113%	108%
Expected life	3.5 years	4.0 years
Risk-free interest rate	2.34%	1.61%
Dividend yield	Nil	Nil

9

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

	For the three months ended:		For the six months ended:
	June 30, 2009 $	June 30, 2008 $	June 30, 2009 $	June 30, 2008 $

Net loss for the period under Canadian GAAP	(4,874)	(10,253)	(12,848)	(19,996)

Adjustment for:
Reversal of previously recorded inventory write-downs [c]	(72)	—	(13)	—
Patent and intellectual property costs [a]	(7)	16	(15)	18
Change in fair value of derivative liability – warrants [d]	(196)	—	(35)	—

Net loss for the period under U.S. GAAP	(5,149)	(10,237)	(12,911)	(19,978)
Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	(437)	—	(1,397)	—
Changes in unrealized gains or losses on marketable securities	(552)	(39)	(542)	30

Comprehensive loss for the period under U.S. GAAP	(6,138)	(10,276)	(14,850)	(19,948)

Net loss per share under U.S. GAAP – basic and diluted	(0.09)	(0.18)	(0.23)	(0.35)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as those used for Canadian GAAP purposes for all periods shown.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

10

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	Canadian GAAP $	Adjustments $	U.S. GAAP $

As at June 30, 2009
Inventories [c]	2,876	(163)	2,713
Intangible assets [a] Derivative liability – warrants [d] Long-term debt [d]	1,761 — 21,678	8 590 549	1,769 590 22,227
Capital stock Warrants [d]	242,282 1,163	3,986 (511)	246,268 652
Contributed surplus	16,123	6,349	22,472
Deficit	(260,363)	(11,118)	(271,481)

As at December 31, 2008
Inventories [c]	1,760	(150)	1,610
Intangible assets [a]	1,791	23	1,814
Capital stock	241,967	4,024	245,991
Contributed surplus	14,937	6,349	21,286
Deficit	(247,515)	(10,500)	(258,015)

11

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Additional disclosures required under U.S. GAAP are as follows:

[i]	Marketable securities

The following table summarizes the amortized cost and estimated fair values of the Company’s marketable securities.

	Amortized cost $	Gross unrealized gains $	Gross unrealized losses $	Estimated fair value $
As at June 30, 2009
Maturing within one year
Government-backed commercial paper	2,325	16	—	2,341
Government bonds	11,860	26	(586)	11,300

	14,185	42	(586)	13,641

As at December 31, 2008
Maturing within one year
Government-backed commercial paper	24,249	1,385	(16)	25,618
Government bonds	6,452	64	(1)	6,515

	30,701	1,449	(17)	32,133

Maturing after one year
Government bonds	4,424	—	(37)	4,387

	4,424	—	(37)	4,387

	35,125	1,449	(54)	36,520

None of the marketable securities held as at June 30, 2009 or December 31, 2008 have been in an unrealized loss position for more than twelve months. The gross unrealized losses as at June 30, 2009 are primarily related to the marketable securities denominated in U.S. dollars and result from an unfavourable currency fluctuation. The Company considers these gross unrealized losses temporary due to the significant volatility in the exchange rate between the U.S. dollar and the Canadian dollar over the last several quarters. It is however possible that upon maturity or sale of these securities denominated in U.S dollars, that the U.S.–Canadian dollar exchange rate will not be at the level it was at the time of purchase and that the Company realizes a foreign currency loss.

During the three-month and six-month periods ended June 30, 2009, as a result of the disposal or maturities of available-for-sale marketable securities and the effect of currency fluctuation, gross realized gains amounted to $395 and $1,668, respectively [2008 – nil], and gross realized losses amounted to $43 and $43, respectively [2008 – nil], and were included in the consolidated statement of operations. The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by specific identification.

12

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[ii]	Intangible assets

Under U.S. GAAP, cost and accumulated amortization of intangible assets as at June 30, 2009 amount ot $2,183 and $414, respectively [as at December 31, 2008 – $2,130 and $316, respectively]. Amortization expense for intangible assets for the three-month and the six-month periods ended June 30, 2009 amounted to $49 and $98, respectively [2008– $35 and $71, respectively].

[iii]	Fair value of financial instruments

As at June 30, 2009, the carrying values and fair values of the financial instruments are shown in the table below:

	Total carrying value $	Fair value $
Financial assets
Cash and cash equivalents	14,259	14,259
Marketable securities	13,641	13,641
Accounts receivable (excluding sales tax receivable)	3,002	3,002
Restricted long-term investments	144	144
Long-term investment	2,901	2,901

	33,947	33,947

Financial liabilities
Accounts payable and accrued liabilities [1] Derivative liability – warrants	13,644 590	13,644 590
Long-term debt	22,227	21,592

	36,461	35,826

[1]	This amount excludes capital tax and certain reserves.

13

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[iii]	Fair value of financial instruments [cont’d]

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	The fair value of the marketable securities has been determined by reference to published price quotations in active markets (Level 1).

•

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted long-term investments and accounts payable and accrued liabilities approximates their carrying value.

•	The long-term investment and the derivative liability are recorded at their estimated fair values using the methods and assumptions described in notes 5 and 9[d] (Level 3).

•	The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the marketplace for similar debt.

[iv]	Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company considers that no amounts are owing as at June 30, 2009 and no amounts have been recognized to date.

In relation with the enforcement of certain U.S. patents held by Purdue Pharma Products Limited (“Purdue Pharma”) which are related to the Company’s once-daily tramadol product, in 2008 the Company and Purdue Pharma initiated discussions with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. Considering that its once-daily tramadol product was approved in the U.S. on December 30, 2008, the Company agreed to pay its share of incurred and future legal costs. In relation to this matter, during the three-month and six-month periods ended June 30, 2009, the Company’s share of patent defense litigation costs amounted to $1,330 and $2,039, respectively [2008 – $924 and $924, respectively], which was accrued and recorded in selling, general and administrative expenses. It is currently not possible to reasonably estimate the amount of any future patent litigation cost related to this matter.

14

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[v]	Collaborative arrangements

The Company enters into strategic alliances or licensing agreements (“Agreements”) with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products. In connection with these Agreements, the Company may receive upfront licensing payments which are recorded as deferred revenue upon receipt and are generally recognized as revenue on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Under these Agreements, the Company may also receive payments upon the achievement of specified events. The obligations of the Company generally include the provision of services which may extend from completing development of the products to obtaining regulatory approval of the products in the licensed territory. In addition, these Agreements generally provide for the Company to receive payments for the supply of products, and/or royalties on the collaborators’ sales of the products in their territory.

Amounts attributable to transactions arising from these Agreements and recognized as revenue consist of the following:

	For the three months ended:		For the six months ended:
	June 30, 2009 $	June 30, 2008 $	June 30, 2009 $	June 30, 2008 $

Product sales	4,693	3,859	8,388	6,017
Licensing	1,318	1,064	2,473	2,125
Royalties	124	—	124	—

Total	6,135	4,923	10,985	8,142

In December 2007, the Company entered into a cross-license agreement with Aziende Chimiche Riunite Angelini Francesco—A.C.R.A.F. S.P.A (“Angelini”) with respect to the Company’s once-daily formulation of trazodone. Under the agreement, the Company retained the rights to sell its once-daily trazodone product in the U.S., Canada and other countries primarily outside Europe, and Angelini retained the rights to market and sell the product in Europe, India, Japan and a few other smaller markets. Under the revenue-sharing agreement, the Company is obliged to pay Angelini certain royalties on the Company’s revenue, a portion of which is payable only after the Company has recuperated its development costs, and a portion of which is only payable for the initial two years following initial commercial launch of the product. The royalty structure is dependent on whether the product is commercialized directly by the Company or through a sub-licensee. Angelini further has the obligation to supply the raw materials to the Company at market price for an initial two year period.

15

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recently adopted accounting pronouncements under U.S. GAAP

On January 1, 2009 the Company adopted Financial Accounting Standards Board (“FASB”) FAS 157, Fair Value Measurements (“FAS 157”), for non-financial assets and non-financial liabilities. The adoption of FAS 157 for non-financial assets and non-financial liabilities did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

On January 1, 2009, the Company adopted EITF 07-5, which provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature in a financial instrument is indexed to an issuer’s own stock, which would qualify as a scope exception under Paragraph 11(a) of FAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). FAS 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (i) indexed to the company’s own stock and (ii) classified in the stockholders’ equity section of the balance sheet would not be considered a derivative financial instrument. The Company’s adoption of EITF 07-5 resulted in the identification of 292,030 warrants which were determined to be ineligible for equity classification because of certain provisions that may result in an adjustment to their exercise price. On adoption, the Company recognized the cumulative effect of the change in accounting principles as an adjustment of $555 to the opening of the deficit, and recorded a corresponding current derivative liability. The Company will re-measure the derivative liability based on its estimated fair value on each subsequent balance sheet date until the warrants are fully exercised or expired, with any changes in fair value between reporting periods recorded as income or expense.

On January 1, 2009, the Company adopted EITF 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). The scope of EITF 07-1 is limited to collaborative arrangements where no separate legal entity exists and in which the parties are active participants and are exposed to significant risks and rewards that depend on the success of the activity. The Task Force concluded that revenue transactions with third parties and associated costs incurred should be reported in the appropriate line item in each company’s financial statements pursuant to the guidance in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. The Task Force also concluded that the equity method of accounting under Accounting Principles Board Opinion 18, The Equity Method of Accounting for Investments in Common Stock, should not be applied to arrangements that are not conducted through a separate legal entity. The Task Force also concluded that the income statement classification of payments made between the parties in an arrangement should be based on a consideration of the following factors: the nature and terms of the arrangement; the nature of the entities’ operations; and whether the partners’ payments are within the scope of existing GAAP. To the extent such costs are not within the scope of other authoritative accounting literature, the income statement characterization for the payments should be based on an analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. The provisions of EITF 07-1 are effective for fiscal years beginning on or after December 15, 2008, and companies will be required to apply the provisions through retrospective application to all collaborative arrangements existing at adoption as a change in accounting principle. If it is impracticable to apply the consensus to a specific

16

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recently adopted accounting pronouncements under U.S. GAAP [cont’d]

arrangement, disclosure is required regarding the reason why retrospective application is not practicable and the effect of reclassification on the current period. The adoption of EITF 07-1 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows, however it did result in enhanced disclosures.

On January 1, 2009 the Company adopted FASB Staff Position (“FSP”) EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“EITF 03-6-1”). EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, Earnings per Share. The adoption of EITF 03-6-1 did not have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FAS 142-3”). FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, Goodwill and Other Intangible Assets, and also requires expanded disclosure related to the determination of intangible asset useful lives. The adoption of FAS 142-3 on January 1, 2009 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Has Significantly Decreased and Identifying Transactions That Are Not Orderly (“FAS 157-4”). FAS 157-4 amends FAS 157 and provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset and liability have significantly decreased in relation to normal market activity for the asset or liability. FAS 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adopted FAS 157-4 beginning with the interim period ended March 31, 2009. The adoption of FAS 157-4 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FAS 115-2”). FAS 115-2 amends FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and FSP No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, as codified in FASB ASC 320. FAS 115-2 provides additional guidance to make other-than-temporary impairments more operational and to improve the financial statement presentation of such impairments. FAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adopted FAS 115-2 beginning with the interim period ended March 31, 2009. The adoption of FAS 115-2 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows, however it did result in enhanced disclosures.

17

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

June 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

9.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recently adopted accounting pronouncements under U.S. GAAP [cont’d]

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FAS 107-1”). FAS 107-1 amends FAS No. 107, Disclosures about Fair Value of Financial Instruments, and APB Opinion No. 28, Interim Financial Reporting, by requiring disclosures with respect to the fair value of financial instruments in interim and annual financial statements. FAS 107-1 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adopted FAS 107-1 beginning with the interim period ended March 31, 2009. The adoption of FAS 107-1 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows; however it did result in enhanced disclosures relating to the fair value of financial instruments in the Company’s interim financial statements. See Note 9 [iii], Fair value of financial instruments, for further discussion.

In May 2009, the FASB issued FAS No. 165, Subsequent Events (“FAS 165”). This Statement incorporates guidance into accounting literature that was previously addressed only in auditing standards. The Statement refers to subsequent events that provide additional evidence about conditions that existed at the balance sheet date as “recognized subsequent events.” Subsequent events which provide evidence about conditions that arose after the balance sheet date but prior to the issuance of the financial statements are referred to as “non-recognized subsequent events.” FAS 165 also requires companies to disclose the date at which subsequent events have been evaluated and whether this date is the date the financial statements were issued or the date the financial statements were available to be issued. FAS 165 is effective for interim or annual periods ending after June 15, 2009 and is to be applied prospectively. The Company adopted FAS 165 effective with its unaudited interim consolidated financial statements for the three-month period ended June 30, 2009.

[vii]	Recent accounting pronouncements under U.S. GAAP

In June 2009, the FASB issued FAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (“FAS 168”). FAS 168 establishes the codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities, but is not intended to change existing accounting for public companies. FAS 168 is effective for interim and annual reporting periods beginning after September 15, 2009. The Company does not expect the implementation of FAS 168 to have a material impact on its consolidated financial statements.

[viii]	Subsequent events

The Company has considered subsequent events up to the date the consolidated financial statements were available to be issued, or August 6, 2009, when it first issued the consolidated financial statements for the three-month and six-month periods ended June 30, 2009, to ensure appropriate disclosure of events both recognized in the financial statements as of June 30, 2009, and events which occurred subsequent to June 30, 2009 but were not recognized in the consolidated financial statements.

18

Exhibit 99.8

FORM 52-109F2R CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that Labopharm Inc. (the “issuer”) has refiled the interim financial statements for the interim period ended June 30, 2009.

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Labopharm Inc. (the “issuer”) for the interim period ended June 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

Form 52-109F2R
Certification of Refiled Interim Filings	Page 2

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 25, 2009

/s/ James R. Howard-Tripp
James R. Howard-Tripp
President and Chief Executive Officer

Exhibit 99.9

FORM 52-109F2R CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that Labopharm Inc. (the “issuer”) has refiled the interim financial statements for the interim period ended June 30, 2009.

I, Mark A. D’Souza, Senior Vice-President and Chief Financial Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Labopharm Inc. (the “issuer”) for the interim period ended June 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1.	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2.	N/A

5.3.	N/A

Form 52-109F2R
Certification of Refiled Interim Filings	Page 2

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 25, 2009

/s/ Mark A. D’Souza
Mark A. D’Souza
Senior Vice-President and Chief Financial Officer

Exhibit 99.10

Unaudited Interim Consolidated Financial Statements

Third Quarter – Fiscal 2009

Q3

Labopharm Inc.

INTERIM CONSOLIDATED BALANCE SHEETS

[Unaudited]

[thousands of Canadian dollars]	As at September 30, 2009 $	As at December 31, 2008 [Restated – note 3] $
ASSETS

Current

Cash and cash equivalents	14,528	8,373
Marketable securities	9,229	36,520
Accounts receivable	4,063	3,277
Research and development tax credits receivable	2,174	1,274
Income taxes receivable	224	474
Inventories [note 4]	2,460	1,760
Prepaid expenses and other assets	760	641

Total current assets	33,438	52,319

Restricted long-term investments	139	141
Long-term investment [notes 5 and 7]	2,885	3,178
Property, plant and equipment	9,238	10,213
Intangible assets	1,719	1,791
Future income tax assets	128	145

	47,547	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current

Accounts payable and accrued liabilities [note 6]	16,264	13,134
Current portion of deferred revenue	5,143	4,768
Current portion of obligations under capital leases	299	271
Current portion of long-term debt	1,414	3,378

Total current liabilities	23,120	21,551

Deferred revenue	5,920	9,094
Obligations under capital leases	5,115	5,342
Long-term debt [note 7]	21,611	20,265

Total liabilities	55,766	56,252

Shareholders’ equity (deficiency)
Share capital [note 8] Common shares, no par value, unlimited authorized shares, 57,411,663 and 56,826,063 issued as at September 30, 2009 and December 31, 2008, respectively	242,979	241,967
Warrants [notes 7 and 8]	797	751
Contributed surplus [note 8]	16,259	14,937
Deficit	(267,267)	(247,515)
Accumulated other comprehensive income (loss)	(987)	1,395

Total shareholders’ equity (deficiency)	(8,219)	11,535

	47,547	67,787

Contingent liability [note 10]

Subsequent events [note 12]

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

	For the three months ended:		For the nine months ended:
[thousands of Canadian dollars, except share and per share amounts]	September 30, 2009 $	September 30, 2008 [Restated – note 3] $	September 30, 2009 $	September 30, 2008 [Restated – note 3] $

REVENUE
Product sales	5,187	3,863	13,816	9,880
Licensing	1,191	5,576	3,664	7,701
Royalties	201	—	325	—
Research and development collaboration	46	—	46	—

	6,625	9,439	17,851	17,581

EXPENSES
Cost of goods sold (excluding depreciation and amortization) [note 4]	2,154	1,755	6,151	4,389
Research and development expenses, net [note 9]	3,209	6,267	10,097	18,264
Selling, general and administrative expenses [note 10]	7,999	4,963	21,033	16,079
Financial expenses	1,013	733	3,010	2,153
Impairment loss on long-term investment	—	400	—	1,091
Depreciation and amortization	442	501	1,358	1,476
Interest income	(84)	(351)	(378)	(1,554)
Foreign exchange loss (gain)	(1,215)	488	(3,679)	196

	13,518	14,756	37,592	42,094

Loss before income taxes	(6,893)	(5,317)	(19,741)	(24,513)
Provision for income taxes
Current	11	700	11	1,500

Net loss for the period	(6,904)	(6,017)	(19,752)	(26,013)

Net loss per share – basic and diluted	(0.12)	(0.11)	(0.35)	(0.46)

Weighted average number of common shares outstanding	57,388,302	56,824,106	57,020,122	56,821,325

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS

OF COMPREHENSIVE LOSS

[Unaudited]

[thousands of Canadian dollars]	For the three months ended:		For the nine months ended:
	September 30, 2009 $	September 30, 2008 [Restated – note 3] $	September 30, 2009 $	September 30, 2008 [Restated – note 3] $

Net loss for the period	(6,904)	(6,017)	(19,752)	(26,013)

Unrealized net gains and/or losses on marketable securities in prior periods transferred to net loss in the current period	(24)	—	(1,421)	—
Changes in unrealized gains and/or losses on marketable securities	(419)	(95)	(961)	(65)

Comprehensive loss for the period	(7,347)	(6,112)	(22,134)	(26,078)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

[Unaudited]

For the nine months ended: [thousands of Canadian dollars]	September 30, 2009 $	September 30, 2008 [Restated – note 3] $

Balance, beginning of period, as previously reported	(245,451)	(205,024)
Change in accounting policy [note 3a]	(2,064)	(1,952)

Balance, beginning of period, adjusted	(247,515)	(206,976)
Transitional adjustment on adoption of accounting policy	—	100
Net loss for the period	(19,752)	(26,013)

Balance, end of period	(267,267)	(232,889)

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

	For the three months ended:		For the nine months ended:
[thousands of Canadian dollars]	September 30, 2009 $	September 30, 2008 [Restated – note 3] $	September 30, 2009 $	September 30, 2008 [Restated – note 3] $
OPERATING ACTIVITIES
Net loss for the period	(6,904)	(6,017)	(19,752)	(26,013)
Items not affecting cash:
Depreciation of property, plant and equipment	396	471	1,229	1,386
Amortization of intangible assets	46	30	129	90
Amortization of premiums and discounts on marketable securities	36	6	90	33
Loss on sale of property, plant and equipment	65	—	65	—
Impairment loss on long-term investment	—	400	—	1,091
Non-cash financial expenses	206	101	496	288
Unrealized foreign exchange loss (gain)	(1,177)	647	(2,012)	386
Stock-based compensation	136	410	1,339	1,981

	(7,196)	(3,952)	(18,416)	(20,758)
Net change in non-cash items	1,502	(6,623)	(834)	(5,906)

	(5,694)	(10,575)	(19,250)	(26,664)

INVESTING ACTIVITIES
Acquisition of marketable securities	—	(16,962)	(8,466)	(40,515)
Proceeds from maturities of marketable securities	595	—	23,605	—
Proceeds from disposals of marketable securities	3,400	11,200	9,420	67,019
Acquisition of restricted long-term investment	—	—	—	(45)
Acquisition of property, plant and equipment	(251)	(196)	(319)	(1,344)
Acquisition of intangible assets	(4)	(57)	(57)	(96)

	3,740	(6,015)	24,183	25,019

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(68)	(66)	(199)	(138)
Proceeds from issuance of long-term debt [note 7]	2,549	—	2,549	—
Transaction costs [note 7]	(8)	—	(362)	(118)
Proceeds from issuance of share capital [note 8]	366	3	527	8
Issuance costs of share capital	(35)	—	(35)	—

	2,804	(63)	2,480	(248)

Foreign exchange (loss) gain on cash held in foreign currencies	(581)	(176)	(1,258)	448

Net increase (decrease) in cash and cash equivalents during the period	269	(16,829)	6,155	(1,445)
Cash and cash equivalents, beginning of period	14,259	32,557	8,373	17,173

Cash and cash equivalents, end of period	14,528	15,728	14,528	15,728

Supplemental cash flow information:
Interest paid	802	632	2,294	1,777
Income taxes received	128	224	216	267

See accompanying notes to interim consolidated financial statements

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec), is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops pharmaceutical products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its products.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the accompanying notes, included in the Company’s annual report.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual audited consolidated financial statements, and are set forth in notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2008 included in the Company’s 2008 annual report, except as described in note 3 hereafter.

In addition, during the three-month period ended June 30, 2009, the Company, for the first time, recorded royalty revenue and is using the following revenue recognition accounting policy:

Royalty revenue – Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectability. Royalties are calculated as a percentage of net sales realized by the Company’s licensee of its product. The licensee’s net sales consist of revenues from product sales of the Company’s pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. The Company recognizes royalties on its licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectability is reasonably assured. Revenue from the launch of a new product, for which the Company or its licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any royalties received or receivable in advance of recognition are recorded in deferred revenue.

1

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES [Cont’d]

Recent accounting pronouncements

In June 2009, the Canadian Institute of Chartered Accountants (CICA) amended Section 3862 Financial Instruments—Disclosures, to include additional disclosures about fair value measurements and to enhance liquidity risk disclosures associated with financial instruments. This standard is effective for the annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this standard will not impact the amounts reported in the Company’s consolidated financial statements as it relates to disclosures.

3.	CHANGES IN ACCOUNTING POLICIES

a)	The Handbook Section 3064, Goodwill and Intangible Assets, released by the CICA, was adopted by the Company on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 38, Intangible Assets. The application of this new section had an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the three-month period ended September 30, 2008, the adoption of these new standards resulted in the following changes: a $75 increase in selling, general and administrative expenses, a $35 decrease in depreciation and amortization, for a $40 increase in net loss. For the nine-month period ended September 30, 2008, the adoption of these new standards resulted in the following changes: a $313 increase in selling, general and administrative expenses, a $109 decrease in depreciation and amortization, for a $204 increase in net loss. The basic and fully diluted net loss per share for the three-month period ended September 30, 2008 was not affected. The basic and fully diluted net loss per share for the nine-month period ended September 30, 2008 increased by $0.01 from $0.45 to $0.46.

a)	Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on the Company’s interim consolidated financial statements.

2

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

4.	INVENTORIES

	September 30, 2009 $	December 31, 2008 $
Raw materials	1,422	873
Intermediate finished goods	905	657
Finished goods	133	230

	2,460	1,760

During the three-month and nine-month periods ended September 30, 2009, inventories in the amount of $1,892 and $5,797, respectively [2008 – $1,468 and $4,000] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $17 and $36, respectively [2008 – $253 and $405].

During the three-month period ended September 30, 2009, based on revised estimates, the Company reversed write-downs totalling $14 originally recorded for potentially unsalable inventory due to a short shelf life. Total reversals of write-downs recorded as a reduction of cost of goods sold for the nine-month period ended September 30, 2009, amounted to $423 [2008 – nil].

5.	LONG-TERM INVESTMENT

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper (Montreal Proposal ABCP) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received in exchange of its Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

3

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

5.	LONG-TERM INVESTMENT [Cont’d]

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

During the three-month period ended September 30, 2009, $16 of accrued interest and capital was received and recorded as a reduction of fair value of the Long-term Notes. As at September 30, 2009, there are no market quotations available for the Long-term Notes. The Company estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at September 30, 2009. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes will generate interest returns ranging from 0.00% to 2.25% until their maturity which is assumed to be at the end of 2016. The discount rates used consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets, resulting in a weighted-average discount rate of 11.56%, excluding the Class C Notes for which the fair value is estimated to be nil due to the significant uncertainty as to the ultimate collectability of these notes as a result of their estimated credit risk. As at September 30, 2009, based on the Company’s valuation model, the fair value of the Long-term Notes is estimated to be approximately $2,885.

Since the fair value of the Long-term Notes is determined using a number of assumptions and is based on the Company’s assessment of market conditions as at September 30, 2009, their fair values reported in subsequent periods may change materially. The most significant variable in the valuation of the Company’s Long-term Notes is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its Long-term Notes ranging from $2,642 to $3,176. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $176.

4

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2009 $	December 31, 2008 $
Patent defense litigation costs	8,782	4,834
Trade payables and accruals	3,457	4,317
Accrued payroll and related expenses	2,636	2,816
Other [note 10]	1,389	1,167

	16,264	13,134

Under a cost-sharing agreement, the patent defense litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the U.S. until such costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be settled. The provision for patent defense litigation costs bears interest at the Wall Street Journal Prime Rate plus 2%, or 5.25% as of September 30, 2009. It is currently not possible to reasonably estimate the amount of any future patent litigation costs related to this matter.

7.	LONG-TERM DEBT

	September 30, 2009 $	December 31, 2008 $
Term loan of US$20,000, maturing on June 1, 2012 bearing interest at 10.95%, interest only payments until June 1, 2010 and subsequently repayable in 24 monthly payments of $1,012 [US$932] including principal and interest	21,722	—
Term loan Tranche A of US$15,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $702 [US$574] including principal and interest	—	18,342
Term loan Tranche B of US$5,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $234 [US$191] including principal and interest	—	6,114
Adjustment for the debt discount, transaction costs and value assigned to the warrants	(1,246)	(813)

	20,476	23,643
Revolving credit facility, no principal repayment until maturity on June 17, 2012	2,549	—

	23,025	23,643
Less: current portion	1,414	3,378

	21,611	20,265

5

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

7.	LONG-TERM DEBT [Cont’d]

In June 2009, the Company signed a third amendment to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007 (Tranche A) and in October 2008 (Tranche B). The third amendment postpones the date from which the Company is required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and changes the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. The third amendment was accounted for as a modification and consequently results in no gain or loss.

As part of the June 2009 term loan amendment, the additional 292,030 warrants initially issued in December 2007, became immediately vested. The Company estimated the fair value of these warrants using the Black-Scholes option pricing model assuming an expected volatility of 89%, expected life of 3.5 years, a risk-free interest rate of 2.44% and no dividend yield, resulting in an estimated fair value of $549 recorded as an increase in warrants.

The transaction costs related to the third amendment to the term loan agreement amount to $362. These costs and the estimated fair value of the vested warrants were recorded as a reduction of the carrying value of the long-term debt and are amortized over the remaining term of the loan using the effective interest method. Furthermore, the amendment also provides for an additional back-end fee of US$200, bringing the total back-end fee to US$480. As a result of the debt discount, transaction costs and the value assigned to the warrants, the effective interest rate of the amended term loan is now approximately 15.9%. The term loan is collateralized by a first rank lien on all of the Company’s assets except for a second rank lien on the Long-term Notes and for its intellectual property which is not subject to any lien.

In June 2009, the Company finalized a revolving credit agreement with the parent company of the broker (the “Bank”) through which the Company had purchased its Montreal Proposal ABCP. Under the credit agreement, the Company can borrow an amount of up to 45% of the principal value of the Long-term Notes or $2,555, for an initial three-year period, subject to certain conditions. Borrowings under the credit facility are collateralized by a first rank lien on the Long-term Notes. At the end of the three-year period, under certain conditions the Company has the option of repaying any amount owing by surrendering the Long-term Notes. This repayment arrangement has been recognized as an embedded put option and is measured at fair value using a valuation technique incorporating a probability weighted approach applied to the range of potential fair values of the Long-term Notes upon maturity of the credit agreement and considering the maximum amount that can be borrowed under the credit agreement and the discount rate used for estimating the fair value of the Long-Term Notes. As at September 30, 2009, the fair value of this embedded derivative is estimated to be nil due to the low probabilities assigned to scenarios where the Long-term Notes are surrendered. Changes in the estimated fair value will be recognized in income, should any arise at future reporting dates. Borrowings under the credit facility can be in the form of floating rate loans bearing interest at the Bank’s reference rate less 1%, or at discounted banker’s acceptances plus stamping fees. As at September 30, 2009, $2,549 of the available credit facility was used, bearing an effective weighted average interest rate of 1.06%.

6

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

7.	LONG-TERM DEBT [Cont’d]

Principal repayments of the long-term debt for the next three twelve-month periods ending September 30, are as follows:

$
2010	2,451
2011	10,530
2012	11,290

24,271

8.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

Share capital transactions

During the nine-month period ended September 30, 2009, 20,600 [2008 – 8,100] options were exercised for cash consideration of $24 [2008 – $8]. Share capital was increased by $41 [2008 – $12] and contributed surplus reduced by $17 [2008 – $4].

During the nine-month period ended September 30, 2009, 565,000 warrants were exercised for cash consideration of $503. Share capital was increased by $1,006 and warrants reduced by $503.

Warrants

In December 2007, as part of the term loan agreement described in Note 7, the Company issued 1,460,152 warrants to purchase one common share per warrant. The exercise price is $0.89 and the warrants expire on December 28, 2012. As at September 30, 2009, 895,152 warrants are outstanding and exercisable.

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices for the nine-month periods ended September 30, 2009 and 2008 are as follows:

	2009		2008
	#	$	#	$
Balance, beginning of period	4,081,745	4.57	3,670,750	5.89
Granted	1,337,705	1.50	1,380,000	2.21
Exercised	(20,600)	1.18	(8,100)	0.96
Forfeited	(33,300)	2.18	(102,700)	5.88
Expired	(388,000)	5.37	(483,800)	5.71

Balance, end of period	4,977,550	3.71	4,456,150	4.79

Options eligible to be exercised, end of period	3,709,745	4.39	3,098,183	5.46

7

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS [Cont’d]

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

	For the three months ended:		For the nine months ended:
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Expected volatility	—	75%	100%	76%
Expected life	—	5.0 years	5.0 years	5.0 years
Risk-free interest rate	—	3.41%	1.85%	3.45%
Dividend yield	—	Nil	Nil	Nil

Weighted average grant date fair value (per option)	—	$0.80	$1.12	$1.43

9.	RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $300 and $1,000 for the three-month periods ended September 30, 2009 and 2008, respectively, and net of estimated government assistance of $900 and $2,847 for the nine-month periods ended September 30, 2009 and 2008, respectively.

10.	CONTINGENCY

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company has always considered that no amount is owing.

Subsequent to the three-month period ended September 30, 2009, informal settlement discussions were initiated between the parties, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings. The Company has consequently accrued a selling, general and administrative expense of $450 in the three-month period ended September 30, 2009, which is the estimated amount it would expect to pay if a settlement is reached.

8

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These unaudited interim consolidated financial statements were prepared in accordance with Canadian GAAP for interim financial statements. As permitted under U.S. GAAP, certain disclosures normally required in annual financial statements have been omitted. The accounting policies which the Company would adopt in order to conform to U.S. GAAP as well as certain additional disclosures required under U.S. GAAP, are the same as those presented in the Company’s most recent annual audited consolidated financial statements, and are set forth in note 27 of the most recent financial statements for the year ended December 31, 2008, except as described hereafter. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation under U.S. GAAP have been included.

[a]	Patent and intellectual property costs

On January 1, 2009, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangible Assets, as further described in note 3, and as such, under Canadian GAAP, the Company no longer recognizes as intangible assets internally generated trademarks. Under U.S. GAAP, under certain conditions, such costs would be capitalized and amortized over their estimated useful lives. In addition, under U.S. GAAP, the Company capitalizes all patent costs and costs of acquiring intellectual property when the underlying product is initially approved for commercialization in any territory, whereas under Canadian GAAP, the Company capitalizes such costs attributable to a specific territory only when the underlying product is first approved for commercialization in such territory. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect a decrease to the net loss for amounts capitalized under U.S. GAAP, offset by an increase to the net loss for additional amortization expense under U.S. GAAP.

During the three-month and the nine-month periods ended September 30, 2009, the Company acquired certain patents or intellectual property rights which relate to a product approved for sale and capitalized the purchase cost of $4 and $57, respectively [2008 – $84 and $151, respectively] which will be amortized over a weighted average period of approximately 11 years [2008 – 9 years] under U.S. GAAP.

[b]	Investment tax credits

Under U.S. GAAP, during the three-month and the nine-month periods ended September 30, 2009, no non-refundable research and development tax credits were recorded [2008 – $700 and $1,500, respectively] as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

[c]	Inventories

On January 1, 2008, the Company adopted Section 3031, Inventories, under Canadian GAAP. This Section permits the reversal of previously recorded inventory write-downs. Under U.S. GAAP, reversals of inventory write-downs are not permitted. The amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an adjustment to the net loss for these reversals recorded in the three-month and nine-month periods ended September 30, 2009 and 2008 under Canadian GAAP.

9

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[d]	Derivative liability—warrants

On January 1, 2009, the Company adopted EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”) – [see Recently adopted accounting pronouncements under U.S. GAAP, hereafter]. Upon adoption of EITF 07-5, the Company recorded a $555 current derivative liability for the estimated fair value of 292,030 warrants on January 1, 2009 and an increase of $555 to the opening deficit balance as a cumulative effect of a change in accounting principle.

As indicated in note 7, under Canadian GAAP, the Company recorded an increase to warrants and a reduction in the carrying value of the term loan amounting to $549, which was the estimated fair value of these 292,030 warrants which vested as a result of the amendment to the term loan agreement in June 2009. The reduction to the carrying value of the term loan will be accreted over the remaining term of the loan as a non-cash financial expense using the effective interest rate method.

Under U.S. GAAP, the above adjustment was reversed and the Company re-measured the derivative liability based on its estimated fair value as at September 30, 2009 and recorded a gain resulting from the change in its estimated fair value amounting to $225 and $190, respectively, for the three-month and nine-month periods ended September 30, 2009, and a corresponding decrease to the derivative liability. The accreted non-cash financial expense under Canadian GAAP in the amount of $58 for the three-month period ended September 30, 2009 was reversed.

The estimated fair value of this derivative liability was determined as at January 1, 2009 and September 30, 2009 using the Black-Scholes option pricing model and the following assumptions:

	September 30, 2009	January 1, 2009
Expected volatility	118%	108%
Expected life	3.25 years	4.0 years
Risk-free interest rate	2.32%	1.61%
Dividend yield	Nil	Nil

10

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

	For the three months ended:		For the nine months ended:
	September 30, 2009 $	September 30, 2008 $	September 30, 2009 $	September 30, 2008 $

Net loss for the period under Canadian GAAP	(6,904)	(6,017)	(19,752)	(26,013)

Adjustment for:
Reversal of previously recorded inventory write-downs [c]	—	—	(13)	—
Patent and intellectual property costs [a] Change in fair value of the derivative liability – warrants [d] Financial expenses [d]	(3 225 58)	22 — —	(18 190 58)	40 — —

Net loss for the period under U.S. GAAP	(6,624)	(5,995)	(19,535)	(25,973)
Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	(24)	—	(1,421)	—
Changes in unrealized gains or losses on marketable securities	(419)	(95)	(961)	(65)

Comprehensive loss for the period under U.S. GAAP	(7,067)	(6,090)	(21,917)	(26,038)

Net loss per share under U.S. GAAP – basic and diluted	(0.12)	(0.11)	(0.34)	(0.46)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as those used for Canadian GAAP purposes for all periods shown.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

11

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	Canadian GAAP $	Adjustments $	U.S. GAAP $

As at September 30, 2009
Inventories [c]	2,460	(163)	2,297
Intangible assets [a] Derivative liability – warrants [d] Long-term debt [d]	1,719 — 23,025	5 365 491	1,724 365 23,516
Capital stock Warrants [d]	242,979 797	3,922 (447)	246,901 350
Contributed surplus	16,259	6,349	22,608
Deficit	(267,267)	(10,838)	(278,105)

As at December 31, 2008
Inventories [c]	1,760	(150)	1,610
Intangible assets [a]	1,791	23	1,814
Capital stock	241,967	4,024	245,991
Contributed surplus	14,937	6,349	21,286
Deficit	(247,515)	(10,500)	(258,015)

12

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

Additional disclosures required under U.S. GAAP are as follows:

[i]	Marketable securities

The following table summarizes the amortized cost and estimated fair values of the Company’s marketable securities.

	Amortized cost $	Gross unrealized gains $	Gross unrealized losses $	Estimated fair value $
As at September 30, 2009
Maturing within one year
Government-backed commercial paper	2,339	6	—	2,345
Government bonds	7,875	—	(991)	6,884

	10,214	6	(991)	9,229

As at December 31, 2008
Maturing within one year
Government-backed commercial paper	24,249	1,385	(16)	25,618
Government bonds	6,452	64	(1)	6,515

	30,701	1,449	(17)	32,133

Maturing after one year
Government bonds	4,424	—	(37)	4,387

	4,424	—	(37)	4,387

	35,125	1,449	(54)	36,520

None of the marketable securities held as at September 30, 2009 or December 31, 2008 have been in an unrealized loss position for more than twelve months. The gross unrealized losses as at September 30, 2009 are primarily related to the marketable securities denominated in U.S. dollars and result from an unfavourable currency fluctuation. The Company considers these gross unrealized losses temporary due to the significant volatility in the exchange rate between the U.S. dollar and the Canadian dollar over the last several quarters. It is however possible that upon maturity or sale of these securities denominated in U.S dollars, that the U.S. – Canadian dollar exchange rate will not be at the level it was at the time of purchase and that the Company realizes a foreign currency loss.

During the three-month and nine-month periods ended September 30, 2009, as a result of the disposal or maturities of available-for-sale marketable securities and the effect of currency fluctuation, gross realized gains amounted to nil and $1,668, respectively [2008 – nil], and gross realized losses amounted to nil and $43, respectively [2008 – nil], and were included in the consolidated statement of operations. The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by specific identification.

13

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[ii]	Intangible assets

Under U.S. GAAP, cost and accumulated amortization of intangible assets as at September 30, 2009 amount to $2,187 and $463, respectively [as at December 31, 2008 – $2,130 and $316, respectively]. Amortization expense for intangible assets for the three-month and the nine-month periods ended September 30, 2009 amounted to $49 and $147, respectively [2008 – $35 and $106, respectively].

[iii]	Fair value of financial instruments

As at September 30, 2009, the carrying values and fair values of the financial instruments are shown in the table below:

	Total carrying value $	Fair value $
Financial assets
Cash and cash equivalents	14,528	14,528
Marketable securities	9,229	9,229
Accounts receivable (excluding sales tax receivable)	4,016	4,016
Restricted long-term investments	139	139
Long-term investment	2,885	2,885

	30,797	30,797

Financial liabilities
Accounts payable and accrued liabilities [1] Derivative liability – warrants Long-term debt	15,664 365 23,516	15,664 365 21,940

	39,545	37,969

[1]	This amount excludes capital tax and certain reserves.

14

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[iii]	Fair value of financial instruments [cont’d]

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	The fair value of the marketable securities has been determined by reference to published price quotations in active markets (Level 1).

•

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted long-term investments and accounts payable and accrued liabilities approximates their carrying value.

•	The long-term investment and the derivative liability are recorded at their estimated fair value using the methods and assumptions described in notes 5 and 11[d] (Level 3).

•	The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the marketplace for similar debt.

[iv]	Contingency

In relation with the enforcement of certain U.S. patents held by Purdue Pharma Products Limited (“Purdue Pharma”) which are related to the Company’s once-daily tramadol product, in 2008 the Company and Purdue Pharma initiated discussions with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. Considering that its once-daily tramadol product was approved in the U.S. on December 30, 2008, the Company agreed to pay its share of incurred and future legal costs. In relation to this matter, during the three-month and nine-month periods ended September 30, 2009, the Company’s share of patent defense litigation costs amounted to $2,734 and $4,773, respectively [2008 – nil and $924, respectively], which was accrued and recorded in selling, general and administrative expenses. It is currently not possible to reasonably estimate the amount of any future patent litigation cost related to this matter.

15

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[v]	Collaborative arrangements

The Company enters into strategic alliances or licensing agreements (“Agreements”) with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products. In connection with these Agreements, the Company may receive upfront licensing payments which are recorded as deferred revenue upon receipt and are generally recognized as revenue on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Under these Agreements, the Company may also receive payments upon the achievement of specified events. The obligations of the Company generally include the provision of services which may extend from completing development of the products to obtaining regulatory approval of the products in the licensed territory. In addition, these Agreements generally provide for the Company to receive payments for the supply of products, and/or royalties on the collaborators’ sales of the products in their territory.

Amounts attributable to transactions arising from these Agreements and recognized as revenue consist of the following:

	For the three months ended:		For the nine months ended:
	September 30, 2009 $	September 30, 2008 $	September 30, 2009 $	September 30, 2008 $
Product sales	5,013	3,797	13,401	9,814
Licensing	1,191	5,576	3,664	7,701
Royalties and others	247	—	371	—

Total	6,451	9,373	17,436	17,515

In December 2007, the Company entered into a cross-license agreement with Aziende Chimiche Riunite Angelini Francesco—A.C.R.A.F. S.P.A (“Angelini”) with respect to the Company’s once-daily formulation of trazodone. Under the agreement, the Company retained the rights to sell its once-daily trazodone product in the U.S., Canada and other countries primarily outside Europe, and Angelini retained the rights to market and sell the product in Europe, India, Japan and a few other smaller markets. Under the revenue-sharing agreement, the Company is obliged to pay Angelini certain royalties on the Company’s revenue, a portion of which is payable only after the Company has recuperated its development costs, and a portion of which is only payable for the initial two years following initial commercial launch of the product. The royalty structure is dependent on whether the product is commercialized directly by the Company or through a sub-licensee. Angelini further has the obligation to supply the raw materials to the Company at market price for an initial two-year period.

16

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recently adopted accounting pronouncements under U.S. GAAP

On January 1, 2009 the Company adopted the Financial Accounting Standards Board (“FASB”) FAS 157, Fair Value Measurements, as codified as Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), for non-financial assets and non-financial liabilities. The adoption of ASC 820 for non-financial assets and non-financial liabilities did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

On January 1, 2009, the Company adopted EITF 07-5, Determining Whether an Instrument or an Embedded Feature is Indexed to an Entity’s Own Stock, as codified in ASC 815, Derivatives and Hedging, which provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature in a financial instrument is indexed to an issuer’s own stock, which would be a derivative. The Company’s adoption of this guidance resulted in the identification of 292,030 warrants which were determined to be ineligible for equity classification because of certain provisions that may result in an adjustment to their exercise price. On adoption, the Company recognized the cumulative effect of the change in accounting principles as an increase of $555 to its opening deficit, and recorded a corresponding current derivative liability. The Company will re-measure the derivative liability based on its estimated fair value on each subsequent balance sheet date until the warrants are fully exercised or expired, with any changes in the fair value between reporting periods recorded as income or expense.

On January 1, 2009, the Company adopted EITF 07-1, Accounting for Collaborative Arrangements, as codified in ASC 808, Collaborative Arrangements (“ASC 808”). The scope of this guidance is limited to collaborative arrangements where no separate legal entity exists and in which the parties are active participants and are exposed to significant risks and rewards that depend on the success of the activity. The provisions of ASC 808 are effective for fiscal years beginning on or after December 15, 2008, and companies will be required to apply the provisions through retrospective application to all collaborative arrangements existing at adoption as a change in accounting principle. If it is impracticable to apply the consensus to a specific arrangement, disclosure is required regarding the reason why retrospective application is not practicable and the effect of reclassification on the current period. The adoption of ASC 808 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows, however it did result in certain additional disclosures.

On January 1, 2009 the Company adopted FASB Staff Position (“FSP”) EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. The requirements of FSP EITF 03-6-1 have been incorporated primarily into ASC 260, Earnings per Share. This guidance addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, Earnings per Share. The adoption of this guidance did not impact the Company’s consolidated financial statements.

17

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recently adopted accounting pronouncements under U.S. GAAP [cont’d]

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 was codified within ASC 275, Risks and Uncertainties, and ASC 350, Intangibles—Goodwill and Other. The adoption of this guidance on January 1, 2009 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Has Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”), as codified in ASC 820. FSP FAS 157-4 amends FAS 157 and provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset and liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adopted FSP FAS 157-4 beginning with the interim period ended March 31, 2009. The adoption of FSP FAS 157-4 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

In April 2009, the FASB issued FSP No. SFAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2”) as codified in FASB ASC topic 320, Investments – Debt and Equity Securities (“ASC 320”). FSP FAS 115-2 amends FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, as codified in ASC 320 and FSP No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, as codified in ASC 320. FSP FAS 115-2 provides additional guidance to make other-than-temporary impairments more operational and to improve the financial statement presentation of such impairments. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company’s adoption, which began with the interim period ended March 31, 2009, did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows, however it did result in enhanced disclosures.

18

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vi]	Recently adopted accounting pronouncements under U.S. GAAP [cont’d]

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1”), as codified in ASC 825, Financial Instruments, and is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adoption, which began with the interim period ended March 31, 2009, did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows; however it did result in enhanced disclosures relating to the fair value of financial instruments in the Company’s interim financial statements. See Note 11 [iii], Fair value of financial instruments, for further discussion.

In May 2009, the FASB issued FAS 165, Subsequent Events (“FAS 165”). This Statement, which was codified as ASC 855, Subsequent Events, incorporates this guidance into accounting literature that was previously addressed only in auditing standards. The Statement refers to subsequent events that provide additional evidence about conditions that existed at the balance sheet date as “recognized subsequent events.” Subsequent events which provide evidence about conditions that arose after the balance sheet date but prior to the issuance of the financial statements are referred to as “non-recognized subsequent events.” This guidance also requires companies to disclose the date at which subsequent events have been evaluated and whether this date is the date the financial statements were issued or the date the financial statements were available to be issued. This guidance is effective for interim or annual periods ending after June 15, 2009 and is to be applied prospectively. The Company’s adoption was effective with its unaudited interim consolidated financial statements for the three-month period ended June 30, 2009.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (“ASU 2009-05”). This update provides amendments to ASC 820 for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the update. This standard is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of ASU 2009-05 did not have a material effect on Company’s consolidated financial statements.

In June 2009, the FASB issued ASU 2009-01, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“ASU 2009-01”). The FASB Accounting Standards Codification (the “Codification”) is intended to be the source of authoritative U.S. GAAP and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change or alter existing U.S. GAAP for public companies and its adoption had no impact on the Company’s results of operations, financial position or cash flows. The Company conformed its financial statement footnote disclosures to the Codification for the three and nine-month periods ended September 30, 2009.

19

Labopharm Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

11.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [Cont’d]

[vii]	Recent accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC Subtopic 605-25. This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. ASU 2009-13 introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company is currently evaluating the impact of adopting this pronouncement.

[viii]	Subsequent events

The Company has considered subsequent events up to the date the consolidated financial statements were available to be issued, or November 5, 2009, when it first issued the consolidated financial statements for the three-month and nine-month periods ended September 30, 2009, to ensure appropriate disclosure of events both recognized in the financial statements as of September 30, 2009, and events which occurred subsequent to September 30, 2009 but were not recognized in the consolidated financial statements.

12.	SUBSEQUENT EVENTS

On October 8, 2009, the Company executed a distribution and supply agreement for one of its products, under which it received an upfront payment of $5,364 (€3,500) on October 16, 2009, which will be recognized over the term the Company maintains substantive contractual obligations as per its revenue recognition policy.

On November 5, 2009, the Company approved a plan to reduce its total number of employees by 35 positions or approximately 22% of its workforce, effective November 6, 2009. As a result of the plan, the Company expects to pay approximately $950 in restructuring charges including termination benefits. No liability or expense has been recorded in the three-month period ended September 30, 2009.

20

Exhibit 99.11

FORM 52-109F2R CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that Labopharm Inc. (the “issuer”) has refiled the interim financial statements for the interim period ended September 30, 2009.

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Labopharm Inc. (the “issuer”) for the interim period ended September 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

Form 52-109F2R
Certification of Refiled Interim Filings	Page 2

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 25, 2009

/s/ James R. Howard-Tripp
James R. Howard-Tripp President and Chief Executive Officer

Exhibit 99.12

FORM 52-109F2R CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that Labopharm Inc. (the “issuer”) has refiled the interim financial statements for the interim period ended September 30, 2009.

I, Mark A. D’Souza, Senior Vice-President and Chief Financial Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Labopharm Inc. (the “issuer”) for the interim period ended September 30, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1.	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2.	N/A

5.3.	N/A

Form 52-109F2R
Certification of Refiled Interim Filings	Page 2

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 25, 2009

/s/ Mark A. D’Souza
Mark A. D’Souza Senior Vice-President and Chief Financial Officer

Exhibit 99.13

November 25, 2009

SEDAR FILING

ALBERTA SECURITIES COMMISSION

AUTORITE DES MARCHES FINANCIERS (QUEBEC)

BRITISH COLUMBIA SECURITIES COMMISSION

MANITOBA SECURITIES COMMISSION

NEW BRUNSWICK SECURITIES COMMISSION

NOVA SCOTIA SECURITIES COMMISSION

ONTARIO SECURITIES COMMISSION

PRINCE EDWARD ISLAND SECURITIES OFFICE

SASKATCHEWAN SECURITIES COMMISSION

SECURITIES COMMISSION OF NEWFOUNDLAND AND LABRADOR

(collectively, the “Securities Commissions”)

Dear Sirs/Madams:

Re:	Audited Comparative Consolidated Financial Statements of Labopharm Inc. for the fiscal year ended December 31, 2008 and Unaudited Interim Consolidated Financial Statements of Labopharm Inc. as at March 31, June 30, and September 30, 2009

Please note that Labopharm Inc. (the “Company”) hereby refiles its audited comparative consolidated financial statements for the fiscal year ended December 31, 2008 (SEDAR file 01395657). Except for note 27 relating to US GAAP reconciliation, the Company’s audited comparative consolidated financial statements for the fiscal year ended December 31, 2008 have not been amended.

Please also note that the Company hereby refiles its unaudited interim consolidated financial statements as at March 31, 2009 for the three-month period ended March 31, 2009 (SEDAR file 01422764); as at June 30, 2009 for the three-month and six-month periods ended June 30, 2009 (SEDAR file 01458296); and as at September 30, 2009 for the three-month and nine-month periods ended September 30, 2009 (SEDAR file 01498983), in order to include a US GAAP reconciliation note. Except for the notes relating to US GAAP reconciliation, the Company’s unaudited interim consolidated financial statements as at March 31, 2009, June 30, 2009 and September 30, 2009 have not been amended.

Yours truly,

LABOPHARM INC.

/s/ Frédéric Despars
Frédéric Despars
Vice-President, General Counsel and Corporate Secretary